Exhibit 99.1

Itaú Unibanco Holding S.A. 2021 General Stockholders’ Meeting Manual Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting of April 27, 2021 100% digital and remote event

Contents 1. Message from the Co-chairmen of the Board of Directors 03 2. Introduction 05 3. Executive Officers’ Comments 05 4. Information about the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting 06 5. Call notice 08 6. Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting 09 ATTACHMENT I—Attachment 9-1-II of the CVM Instruction 481/09 13 ATTACHMENT II—Item 10 of Attachment 24 of CVM Instruction 480/09 18 ATTACHMENT III—Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09 51 ATTACHMENT IV—Item 13 of Attachment 24 of CVM Instruction 480/09 70 ATTACHMENT V—Proposal to Amend the Company’s Bylaws 101 ATTACHMENT VI—Proxy Templates A—Proxy Template for Holders of Common Shares 112 B—Proxy Template for Holders of Preferred Shares 116 C—Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Common Shares) 117 D – Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Preferred Shares) 121 E – Information on attachment 23 to CVM Instruction No. 481/09 122

Itaú Unibanco Holding S.A. 1. Message from the Co-chairmen of the Board of Directors São Paulo, March 27, 2021. Dear Stockholder, As it is widely known, 2020 was marked by an unexpected health crisis, the extent of which as well as its global impacts are still felt on the economy and all sectors of society. The unpredictability of such a scenario has driven dramatic changes and the need to adjust accordingly. Nevertheless, after one year during which we have dealt with the consequences of the Covid-19 pandemic, our perception is that we have learned lessons and knowledge that will drive us in the months ahead. They also signal the bank’s capacity and strength to make it through crises. As a Brazilian bank with most of its operations in the domestic market, we are attentive to the pressures placed on Brazil, whose GDP slumped by 4.1% in 2020 from a 1.4% rise in 2019. The Selic rate has remained at 2.0% since August 2020 and inflation reached 4.5% at the end of 2020. Bank loans, as a percentage of GDP, rose to 54.2% in December 2020¹. Even though our business was adversely impacted by all these events, we have kept a sustainable management of our risk appetite by means of the expected loan loss model. Although in 2020 it impacted the bank’s results, driven by the provisions for loan losses, it also enabled us to anticipate the worsening of our clients’ financial condition. In 2020 we paid out R$4.5 billion as dividends and interest on capital, which accounted for 24.3% of managerial income² for 2020. Annualized return on equity² was 16.1% in the last quarter of 2020. We have kept therefore the strength of our capital, with tier 1 capital ratio closing the year at 13.2% . Continuous investments in innovation and technology have performed well. We hit the milestone of 24.2 million digital clients in December 2020, paving the way for the decision to keep ongoing focus on the digital front: in 2021 we will invest about 112% more than we did in 2018, while we expect to reduce by 28% our expenditures on infrastructure maintenance this year. In the ongoing search for stockholder value creation, we have approved the segregation of Itaú Unibanco Conglomerate’s business line related to its interest³ in XP Inc.’s capital into XPart., a company to be incorporated after we obtain the required approval from regulators. We are concurrently adopting certain measures as immediate responses to the Covid-19 pandemic to ensure our employees’ safety, so that they are able to be close to our clients to understand and meet the needs amid the pandemic scenario. These initiatives reflect our history of valuing the strategic importance of environmental, social and governance (ESG) topics. Highlighting our care with society, we have set up the Todos pela Saúde (All for Health), a program aimed to fight the effects of the pandemic in Brazil, to which we have donated over R$1.2 billion. This amount includes R$1 billion donated by Itaú Unibanco, R$200 million donated by the families controlling Itaú Unibanco and Itaúsa, as well as the donations of over 16 partner companies and individuals. Over R$1 billion has already been allocated to four areas of operations and used as follows4: • R$110 million to inform approximately 175 million people through public information and awareness-raising campaigns and guidance on the correct use of face masks. • R$226 million to prepare society to return to the new normal, by providing support to epidemiological and Covid-19 treatment researches. This amount will also be used to invest in new vaccine plants of Fiocruz Foundation and Instituto Butantã. • R$351 million to protect 330,000 health professionals and 172,000 patients, who will benefit from the distribution of over 50 million pieces of personal protective equipment (PPE). Over 25,000 tests carried out per day, with operations starting on July 31 at the Testing Center in Rio de Janeiro state and on August 7 in Ceará state. 14 million face masks have been handed out to specific groups, such as the elderly, users of public transport, community household dwellers, indigenous population and homeless people, as well as 120 million pieces of PPE such as face masks, gloves, goggles, and face shields. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 3

• R$408 million to take care of society in several initiatives: to provide support to 50,000 elderly and nurses at over 600 care institutions. Purchase of 105,000 oximeters to service all municipalities across Brazil, 44,000 test kits and awareness-raising campaigns intended for truck drivers and 2,500 pieces of hospital equipment for Reception Centers located in vulnerable areas. Purchase of oxygen tanks, worth R$8.5 million, provided to the city of Manaus, Amazon state. Allocation of R$3.6 million to Fiocruz Foundation in connection with the Conexão (Connection) project in Rio de Janeiro communities (comprising testing, telemedicine, guidance and donation of PPE) in addition to carrying out a related impact analysis. On February 26, 2021, the Instituto Todos pela Saúde (ITpS) was set up with the mission to contribute to strengthen and bring innovation in the health surveillance area in Brazil. ITpS will focus on research support and qualification of human resources in genomic epidemiology. It was set up based on the primary intent to foster the development of activities whose results may be integrated and provided to contribute to public policies. On a different note, we have provided reprofiled payment terms for individuals and very small and small companies in support to our clients. This reprofiled loan portfolio totaled R$50.8 billion on December 31, 2020, of which 86.5% was performing loans, further broken down in 82.6% with timely payments and 3.9% with grace periods to be due. We have neither looked away from our sustainability efforts. We disclose a Positive Impact Commitments report that, from 2020 onward, includes a Private Social Investment Commitment consolidating Itaú Unibanco’s vision of the future for sustainable development. In January 2021 we raised sustainable subordinated debt in the amount of US$ 500 million, one more step ahead to integrate ESG5 aspects into our business. It is also noteworthy highlighting the changes we are proposing to the Board of Directors structure, with the nomination of Candido Botelho Bracher to sit on the Board, after a successful journey as CEO of Itaú Unibanco, as well as the nomination of Maria Helena dos Santos Fernandes de Santana to also sit on this Board, replacing Gustavo Jorge Laboissière Loyola and José Galló. We would like to express our heartfelt appreciation to Gustavo Loyola and José Galló for all the years of dedication and invaluable contributions. Members Antonio Carlos Barbosa de Oliveira, Antonio Francisco de Lima Neto, Diego Fresco Gutierrez and Rogério Paulo Calderón Peres will step down from the Audit Committee. Our acknowledgment and thanks for the great job they have done. We are putting forward the nomination of Alexandre Barros, Rogério Braga and Ricardo Baldin as new members to the Audit Committee. As a result of the process to transfer leadership to Milton Maluhy, it is worth mentioning that the Executive Committee will have a new structure aimed to streamline the bank’s operations and management model and allow for a more independent and expeditious decision-making, fully consistent with the bank’s long-term strategy. By virtue of this streamlining, we will propose an amendment to the Company’s Bylaws to reflect this new way of representation. Last but not least, we wish to invite you to read this manual, which features an in-depth presentation of the matters to be addressed at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding, scheduled for April 27, 2021. The Meetings will take place in digital format and, as a stockholder, you will be able to once more vote remotely – you can find how in this document. We wish you all a pleasant reading experience! Sincerely yours, Roberto Setubal Pedro Moreira Salles Co-chairman of the Board of Directors Co-chairman of the Board of Directors 1. Source: Central Bank of Brazil. 2. In accordance with Brazilian GAAP. 3. Equivalent to 40.52% of XP Inc’s capital stock on December 31, 2020. 4. From April 2020 to January 2021. 5. Environmental, Social and Governance. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 4

2.Introduction

General Stockholders' Meetings are important tools for stockholders' participation in decisions that set, among others, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and therefore how the business of the Company and its controlled companies is run.

On April 27, 2021, stockholders will be able to vote on crucial issues to the Organization. Stockholders who hold ITUB3 (common) shares may vote on the election of members to the Company's Board of Directors and the Fiscal Council and the allocation of net income earned in 2020, among other issues. Stockholders who hold ITUB4 (preferred) shares may vote on the election of members to the Fiscal Council nominated by preferred stockholders. The call notice included in item 5 hereof outlines the proposals to be voted on the Meetings.

We are aware that the most important thing at the moment is to reduce the transmission speed of COVID-19 by restricting movement of and contact among people. Against this backdrop, we will hold the meetings in a digital format, and stockholders will also be able to cast their votes through the remote voting form, disclosed on the websites of CVM and our Investor Relations (www.itau.com.br/investor-relations), or by granting proxies, in accordance with the instructions included in the Manual.

Stockholders may opt to attend the General Stockholders' Meetings as follows:

Digital and remote environment: The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 25, 2021, to the email drinvest@itau-unibanco.com.br:

a) **Legal Entities:** a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board.

b) **Individuals:** a digital copy of the ID document bearing the Stockholder's picture.

- **By proxy:** in this case, Stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will provide three (3) attorneys-in-fact who will vote in accordance with the Stockholders' instruction. The proxy templates to be used by Stockholders who opt for this type of attendance are found in Attachment VI hereto.

- **By remote voting form:** Stockholders may also cast their vote remotely, through a remote voting form, in accordance with Brazilian Exchange and Securities Commission ("CVM") Instruction No. 481/09, as amended.

Item 4 of this document comprises in-depth information for Stockholders' attendance at the General Stockholders' Meetings. All important information related to the Meetings is included herein, such as the Company's economic and financial performance in fiscal year 2020, a presentation with the résumés of the candidates to the Board of Directors and the Fiscal Council, proposed allocation of net income, as well as a description of the Company's management compensation and proposed amendments to the Bylaws.

For further information about the Company and controlled companies, please visit the Investor Relations website (www.itau.com.br/relacoes-com-investidores).

3.Executive Officers' Comments

The Executive Officers' Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction No. 480/09 is found as Attachment II hereto.

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4. Information about the Annual General Stockholders' Meeting and the Extraordinary General Stockholders' Meeting

Date

This year, Itaú Unibanco's Annual General Stockholders' Meeting will be held on April 27, at 11 am and, subsequently, at 11:10 am, there will be an Extraordinary General Stockholders' Meeting.

Opening Quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6404/76 ("Brazilian Corporate Law").

Members will vote on the proposed Amendments to the Bylaws at the Extraordinary General Stockholders´ Meeting, open on first call with the attendance of Stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in the case of insufficient quorum to open the aforementioned Meetings on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after such new call notice is published, in accordance with Article 124, paragraph 1, II, of the Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares.

Venue

The Annual General Meeting and Extraordinary General Meeting will be held exclusively in a digital and remote.

These Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 25, 2021, to the email drinvest@itau-unibanco.com.br:

a) **Legal Entities:** a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) **Individuals:** a digital copy of the ID document bearing the Stockholder's picture.

Call notice

The Call notice included in item 5 hereof will be published on March 30 and 31 and April 1, 2021 in the *Diário Oficial do Estado de São Paulo* (Official Gazette of the State of São Paulo) and on March 29, 30 and 31, 2021 in the *O Estado de S. Paulo* newspaper. It will also available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Documents available to stockholders

The Management Report on business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), the Independent Auditors' Report, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Report were all published on February 18, 2021 in the *O Estado de S. Paulo* newspaper (pages B13 to B27) and in the *Diário Oficial do Estado de São Paulo* (Official Gazette of the State of São Paulo) (pages 5 to 35). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 1, 2021 on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores).

To present the proposals, accompanied by their rationale, to be voted on at the Stockholders' Meetings, the information listed in Article 9 of CVM Instruction No. 481/09 is also made available by the Company on the websites of CVM and the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores) at Announcements to the Market General Stockholders' Meetings.

Proxies

To assist Stockholders who decide to take part in the Annual General Stockholders' Meeting and the Extraordinary General Stockholders' Meeting represented by attorneys-in-fact, we present Attachments: VI - A "Proxy template for holders of common shares"; and VI – B "Proxy template for holders of preferred shares".

The Company will otherwise provide three (3) attorneys-in-fact suited to represent Stockholders at the Meetings, who will vote in strict accordance with the voting instruction given by Stockholders, as shown in Attachment VI - C "Proxy Template for attorneys-in-fact provided by the Company (for holders of common shares)", and Attachment VI – D "Proxy Template for attorneys-in-fact provided by the Company (for holders of preferred shares)". Please find information about the proxy request, in accordance with Attachment 23 to CVM Instruction No. 481/09, in Attachment VI – E hereto".

To facilitate the running of the General Stockholders´ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the selected proxy and other documents listed in the Call Notice up to 12:00 pm Brasília time of April 23, 2021 by either email: drinvest@itau-unibanco.com.bror mail/courier to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 3º andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual 6

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the proposals to be voted on at the Meeting:

- by remote voting form sent directly to the Company; or

- by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Stockholders choosing to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company via email drinvest@itau-unibanco.com.br by April 20, 2021:

(i) the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization or a sworn translation of documents in foreign languages not required); and

(ii) ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify Stockholders that it has received and accepted these documents, in accordance with CVM Instruction No. 481/09. This information will be sent to Stockholders at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 am to 6:00 pm.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to the service providers by April 20, 2021, unless otherwise indicated by the latter.

Information about the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, the election of members to the Board of Directors may be carried out based on majority of votes, multiple voting or separate voting processes. As these different voting procedures may impact the definition of the number of Board members, and aimed at the better understanding of the dynamics of this election, the voting processes are detailed below:

i) Multiple voting process

In accordance with CVM Instructions No. 165/91 and No. 282/98, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, these requesting Stockholders should represent at least five percent (5%) of voting capital.

In accordance with Article 141, paragraph 1, of the Brazilian Corporate Law, the option for adoption of the multiple voting process must be exercised by stockholders at least forty-eight hours (48) before the Stockholder's Meeting, and the presiding officers of said Stockholders' Meeting must inform stockholders in advance, based on the "Attendance Book", of the number of votes required for the election of each member to the Board of Directors.

Once the multiple voting process is adopted, the votes cast by Stockholders who, via remote voting form or proxy, have opted to "ABSTAIN" with respect to the 'distribution in advance of votes cast in the candidates informed in that voting form', will be deemed as 'abstention' with respect to the corresponding resolution at the Meeting. Therefore, the votes cast by such Stockholders will not be included in the resolution quorum and consequently these Stockholders will not take part in the election of members to the Board of Directors.

Itaú
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ii) Separate voting process
In accordance with Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not achieved, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for at least three (3) months immediately prior to the General Stockholders' Meeting date will be entitled to exercise the separate voting right, in accordance with Article 141, paragraph 6 of the Brazilian Corporate Law.

Eligibility criteria for nominating candidates
Stockholders willing to nominate candidates for the Board of Directors or the Fiscal Council should submit the required evidence that meets the minimum eligibility criteria for the position, in accordance with the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4122/12 of the National Monetary Council ("CMN") and CVM Instruction No. 367/02.

In order for the General Stockholders' Meeting to run smoothly and to provide a previous analysis of the eligibility of these candidates, we suggest that documentation be submitted to the Company by April 9, 2021.

Conflicts of interest
While the General Stockholders' Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company's management and inspection bodies. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted Stockholder must abstain from taking part in the resolution of the related matter. If the conflicted Stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the Meeting.

Communication channel with the Board of Directors
Last but not least we highlight that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking the link "Contact IR" on our Investor Relations website (www.itau.com.br/relacoes-com-investidores). In the field "Subject", please select the option "Recommendations to the Board of Directors to Stockholders´ Meeting."

5. Call notice

Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company") are hereby invited by the Board of Directors to the Company's Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting to be held on April 27, 2021, respectively at 11:00 a.m. and 11:10 a.m., exclusively digital, with the purpose to:

At the Annual General Stockholders' Meeting - 11AM
1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2020;

2. resolve on the allocation of net income for the fiscal year;

3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors and the Fiscal Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission ("CVM") Instructions No. 165/91 and No. 282/98, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, the requesting Stockholders should represent at least five percent (5%) of voting capital; and

4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

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At the Extraordinary General Stockholders' Meeting - 11:10AM

1. amend the Bylaws in order to adjust items 9.1, 9.2 and 9.3, Article 10 and items 10.1 and 10.3 to provide for the Board of Executive Officers' new composition, as well as the new rule of representation of the Company; and

2. consolidate the Bylaws by including the amendments mentioned in item "1" above.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders' Meetings' Manual.

The documents to be reviewed are available to Stockholders on the Company's Investor Relations website(www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email relacoes.investidores@itau-unibanco.com.br.

These Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 25, 2021, to the email drinvest@itau-unibanco.com.br:

a) **Legal Entities:** a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) **Individuals:** A digital copy of the ID document bearing the Stockholder's picture.

Stockholders may be represented at the General Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6404/76, provided that this proxy sends an identity document and the documents listed below evidencing the validity of their proxy (we request that any documents issued abroad be consularized or apostilled and accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a Company's management member or a lawyer.

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws of the legal entity represented, proof of election of the members of the Board of Directors and the corresponding proxy with signature notarized by a notary's office.

b) Individuals: a proxy with signature notarized by a public notary's office.

To facilitate the running of the General Stockholders´ Meeting, the Company suggests that Stockholders represented by proxies send a copy of the documents listed above up to 12:00 pm Brasilia time of April 23, 2021 by email: drinvest@itau-unibanco.com.br.

To encourage Stockholders to participate in General Meetings, the Company has implemented a remote voting system, in accordance with CVM Instruction No. 481/09, as amended, making it possible for remote voting forms to be sent **(i)** directly to the Company, or **(ii)** to the Stockholders' custody agents, in the case shares are deposited at a central depository, or **(iii)** to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders' Meeting's Manual.

São Paulo (SP), March 27, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

6. Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting

At the Annual General Stockholders' Meeting

I. Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2020.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), having been approved by the Board of Directors at its meeting of February 1, 2021 and made available on that date on the websites of the Brazilian Securities and Exchange Commission ("CVM") and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores). Additionally, this document was published on February 18, 2021 in O *Estado de S. Paulo* newspaper (pages B13 to B27) and in the *Diário Oficial do Estado de São Paulo* (Official Gazette of the State of São Paulo) (pages 5 to 35).

II. Allocation of Net Income for 2020

The Company recorded net income for 2020 in the amount of eighteen billion, nine hundred sixty-one million, seventy-one thousand, eight hundred sixty-nine Brazilian reais and seventy-five cents (R$18,961,071,869.75), according to the statement of income made available on February 1, 2021 on the websites of the CVM and the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores), which was published together with the Financial Statements on February 18, 2021 in O *Estado de S. Paulo* newspaper (pages B13 to B27) and in the *Diário Oficial do Estado de São Paulo* (Official Gazette of the State of São Paulo) (pages 5 to 35).

Itaú
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Considering the determination of said Income, according to the Financial Statements, the following allocation is proposed:

(a) nine hundred forty-eight million, fifty-three thousand, five hundred ninety-three Brazilian reais and forty-nine cents (R$948,053,593.49) to the Legal Reserve; and

(b) four billion, nine hundred eighty-seven million, nine hundred eighty-one thousand, eight hundred twenty Brazilian reais and ninety-two cents (R$4,987,981,820.92), gross, for payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9249/95, and it should be stressed that such payment was made in full.

It is also proposed the allocation of thirteen billion, twenty-five million, thirty-six thousand, four hundred fifty-five Brazilian reais and thirty-four cents (R$13,025,036,455.34) and one hundred eighteen million, one hundred four thousand, six hundred fifty-eight Brazilian reais and ninety cents (R$118,104,658.90) to Statutory Revenue Reserves related to net income for the year and dividends and interest on capital prescribed over the year, respectively.

The allocation of net income, as specified in Attachment 9-1-II to CVM Instruction No. 481/09, is found in Attachment I hereto.

III. Definition of the number of members of the Board of Directors and election of members of the Board of Directors and the Fiscal Council for the next annual term of office.

The majority Stockholder proposes that the Company's Board of Directors be composed of twelve (12) positions for the next annual term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of the Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period, the constant attendance at the meetings, and the compliance with the eligibility criteria of the Company and its Policy for Nomination of Executives, the proposal is for the reelection of the following members: Ms. Ana Lúcia de Mattos Barretto Villela and Messrs. Alfredo Egydio Setubal, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal and the election of Ms. Maria Helena dos Santos Fernandes de Santana and Mr. Candido Botelho Bracher.

In accordance with the Company's Corporate Governance Policy, an independent director is construed as the Board member who has neither a commercial nor other relationship with the Company or with a company under the same control, or with the controlling stockholder or a member of the management body which could (i) give rise to a conflict of interest or (ii) impair their capacity and unbiased analysis or judgment.

Accordingly, of the members nominated above to compose the Board of Directors, the following are deemed independent members: Ms. Maria Helena dos Santos Fernandes de Santana and Messrs. Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes.

Regarding the Fiscal Council, the majority Stockholder proposes that the following members be reelected, namely Messrs. Alkimar Ribeiro Moura and José Caruso Cruz Henriques, as effective members, and João Costa and Reinaldo Guerreiro, as alternate members, as all of them meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

In addition to the members nominated by the majority Stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and their respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent ten percent (10%) or more of the voting shares on aggregate.

Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, has announced that it has put forward the nomination of two additional candidates to sit on the Fiscal Council: Mr. Artemio Bertholini as an effective member and Mr. Rene Guimarães Andrich as an alternate member, as both meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, some members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect new effective and alternate members, in any case, in a number equal to those elected under the aforementioned terms, plus one.

Please find the detailed résumés of these candidates, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, in Attachment III hereto.

IV. Definition of the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council

With respect to fiscal year 2021, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company's financial statements, the proposal is for the Annual General Stockholders' Meeting to approve the overall amount of four hundred fifty million Brazilian reais (R$450,000,000.00) for compensation of the Company's management members (members of the Board of Executive Officers and the Board of Directors).

Itaú

Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual | 10

With respect to the members of the Fiscal Council, the proposal is for the Annual General Stockholders' Meeting to approve the individual monthly compensation of fifteen thousand Brazilian reais (R$15,000.00) to effective members and six thousand Brazilian reais (R$6,000.00) to alternate members. The compensation of the Fiscal Council members will be valid until the Annual General Stockholders' Meeting of Annual General Stockholders' Meeting of 2022.

These compensation amounts approved may be paid in local currency and in shares of the Company (as approved at the Extraordinary General Stockholders' Meeting held on April 20, 2012).

In accordance with CMN Resolution No. 3,921/10 ("Resolution on Compensation"), variable compensation is consistent with the risk management policies of the Company and its controlled companies. Since fiscal year 2020, at least seventy percent (70%) of this compensation will be converted into Issuer's preferred shares or stock-based instruments, with payment to management members to be deferred within at least three (3) years and then made in annual installments proportionally to the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer's preferred shares ("Own Shares"). These parties are required to hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for terms of three (3) and five (5) years counted from the initial investment to be entitled to a return on investment through the receipt of the Issuer's preferred shares ("Partners Shares"), also within three and five years. These Partners Shares received as consideration remain unavailable for terms of five (5)- and eight (8) years as from the initial investment in Own Shares.

Considering the Company's variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for fiscal year 2020, to be effectively attributable in 2021, will be paid within a total deferral period of at least three (3) and at the most eight (8) years.

These deferred amounts may be reduced or not paid in the event of a decrease in the realized recurring net income of the Company or the business area during the deferral period, except when such decrease or negative result arise from extraordinary unpredictable events outside the scope of the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to the management members' actions or inactions. The Compensation Committee may decide to reverse the deferred and unpaid portions of the compensation proportionally to the decrease in recurring net income realized by Itaú even for these cases.

For calculating the overall compensation amount to be paid in shares, the calculation criterion to be applied will be the value of the Company's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in 2021, the year in which compensation is effectively attributable, irrespective of the year set to be effectively paid or recorded in the Company's financial statements.

The stock-based compensation is subject to a specific threshold to limit the maximum dilution to which Stockholders are subject. This threshold is included in the Stock Grant Plan, which was submitted for formalization and approval from Stockholders at the Annual and Extraordinary General Stockholders' Meeting of April 19, 2017.

The Company may also provide management members with stock options, under the Company's Stock Option Plan, according to the version approved at the Extraordinary General Stockholders' Meeting held on April 29, 2015, at 3:10 p.m., subject to the aforementioned maximum dilution limit.

In addition to the amounts set at the General Stockholders' Meeting, management members may receive Company's profit sharing which, under the provisions of Article 152, paragraph 1, of the Brazilian Corporate Law, is limited to either the annual compensation of management members or ten percent (10%) of the Company's net income, whichever is lower.

Please find the proposal for compensation of management members, as specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, in Attachment IV hereto.

At the Extraordinary General Stockholders' Meeting

V. Amendment to the Bylaws in order to:

Adjust items 9.1., 9.2 and 9.3, article 10 and items 10.1 and 10.3 to provide for the new structure of the Board of Executive Officers, which was streamlined by removing the positions of Senior Vice President, Managing Vice President and Executive Officer, leaving only the positions of Chief Executive Officer and Officer; and provide for the Board of Directors' responsibility for defining the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body.

As a result, adjusting Article 10 to reflect and define the new representation rule for the Company.

VI. Consolidation of the Bylaws with the amendments mentioned in item "V" above.

A copy of the consolidated Bylaws containing the proposed inclusions duly highlighted can be found in Attachment V hereto, as well as a report detailing the origin and justification for these proposed amendments with an analysis of their legal and economic effects, in accordance with Article 11 of CVM Instruction No. 481/09.

Itaú

Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual

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ATTACHMENTS

ATTACHMENT I ATTACHMENT 9-1-II OF THE CVM INSTRUCTION No. 481/09—PROPOSAL FOR THE ALLOCATION OF PROFITS Allocation of Net Income We propose that net income for the year reported in the financial statements of December 31, 2020 according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$18,961,071,869.75, should be allocated as follows: (a) R$948,053,593.49 to the Legal Reserve; and (b) R$4,987,981,820.92 for the payment of dividends and interest on capital, as allowed by Article 9 of Law No. 9249/95. We also propose that R$13,025,036,455.34 and R$118,104,658.90 be allocated to the Statutory Revenue Reserve, for net income for the year and for dividends and interest on capital prescribed over the year, respectively. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding. We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9249/95. For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform net income for the year R$18,961,071,869.75. 2. Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared The total amount distributed as dividends and interest on capital was R$4,987,981,820.92 (gross), R$4,503,254,819.30 of which is net of taxes. This amount corresponds to the percentage of net income indicated in item 3 below. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for the ratification of the declarations and distributions already made and no new declarations will be proposed. Net amount per share: R$0.4614. The payment of dividends is tax-free for all stockholders. The payment of interest on capital stock to stockholders, including holders of ADRs, whether being Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven to be immune or exempt are not subject to this withholding tax. 3. Inform the percentage of distributed net income for the year The net amount distributed as dividends and interest on capital corresponds to 24% of the net income for the year and to 25% of net income for the year adjusted for the amount allocated to the legal reserve. 4. Inform the total and per share amount of distributed dividends based on net income for prior years Not applicable. 13

5.Deducted from any dividend advances and interest on capital already declared, please inform: a.The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Stockholders’ Meeting for the declaration of dividends or interest on capital in addition to those already declared. b.The payment methods and terms of payment of dividends and interest on capital As mentioned in sub item “a” of this item, the mandatory dividend and interest on capital related to 2020 have been fully declared by the Board of Directors and paid to stockholders and no new declaration will be proposed to the General Stockholders’ Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: • Holders of ADRs: The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders. • Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: The payment is made through direct credit to the respective current accounts. • Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account: The payment is made through electronic bank transfer, according to the respective amounts. • Stockholders whose shares are deposited in fiduciary custody of B3—Brasil, Bolsa, Balcão: The payment will be made directly to B3 – Brasil, Bolsa, Balcão via B3´s services of Central Depositary (former CBLC), which will be responsible for transferring it to stockholders, through depositor brokerage firms. • Holders of bearer shares not yet converted into book-entry shares: The payment will be made after the delivery of the corresponding certificates for the mandatory conversion. c.Any restatement and interest on dividends and interest on capital Not applicable. d.Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them See sub item “a”. 6. Inform the amounts of dividends or interest on capital already declared and the date of the respective payments Dividends and interest on capital paid Payment Total (R$ per share) net Stockholding Payment Year Base period Type of event amount position date Par value Net per share 2021 February 01.29.2021 03.01.2021 Dividends 0.015 0.015 January 12.30.2020 02.01.2021 Dividends 0.015 0.015 Supplementary Supplementary dividends or 2020 dividends or interest on 02.25.2021 03.12.2021 0.1394 0.1394 0.4614 interest on capital capital (to be defined) (to be defined) 14

Interest on capital 01.22.2021 03.12.2021 Interest on capital 0.05016 0.042636 Interest on capital 12.10.2020 03.12.2021 Interest on capital 0.06396 0.054366 December 11.30.2020 01.04.2021 Dividends 0.015 0.015 November 10.30.2020 12.01.2020 Dividends 0.015 0.015 October 09.30.2020 11.03.2020 Dividends 0.015 0.015 September 08.31.2020 10.01.2020 Dividends 0.015 0.015 August 07.31.2020 09.01.2020 Dividends 0.015 0.015 Interest on capital 08.17.2020 08.26.2020 Interest on capital 0.0529 0.044965 July 06.30.2020 08.03.2020 Dividends 0.015 0.015 June 05.29.2020 07.01.2020 Dividends 0.015 0.015 May 04.30.2020 06.01.2020 Dividends 0.015 0.015 April 03.31.2020 05.04.2020 Dividends 0.015 0.015 March 02.28.2020 04.01.2020 Dividends 0.015 0.015 February 01.31.2020 03.02.2020 Dividends 0.015 0.015 January 12.30.2019 02.03.2020 Dividends 0.015 0.015 Payment of dividends scheduled for 2021 Payment Year Base period Stockholdin Payment Type of event (R$ per share) g position date Par value Net December 11.30.2021 01.03.2022 Dividends 0.015000 0.015000 November 10.29.2021 12.01.2021 Dividends 0.015000 0.015000 October 09.30.2021 11.01.2021 Dividends 0.015000 0.015000 September 08.31.2021 10.01.2021 Dividends 0.015000 0.015000 August 07.30.2021 09.01.2021 Dividends 0.015000 0.015000 July 06.30.2021 08.02.2021 Dividends 0.015000 0.015000 June 05.31.2021 07.01.2021 Dividends 0.015000 0.015000 2021 May 04.30.2021 06.01.2021 Dividends 0.015000 0.015000 April 03.31.2021 05.03.2021 Dividends 0.015000 0.015000 March 02.26.2021 04.01.2021 Dividends 0.015000 0.015000 7. Provide a comparative table indicating the following per share amounts by type and class: 15

a. Net income for the year and the previous three (3) years R$ 2020 2019 2018 Net income 18,961,071,869.75 26,711,679,555.39 21,945,387,723.27 Net income per share 1.94 2.74 2.26 For calculation of net income per share, net income is divided by the weighted average number of shares outstanding at the closing date of the year. b. Dividends and interest on capital distributed in the previous three (3) years R$ 2020 2019 2018 Common shares 0.4614 1.9270 2.6071 Preferred shares 0.4614 1.9270 2.6071 For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the stockholding position determined for each payment. 8. In the event of any allocation of earnings to the legal reserve a. Inform the amount allocated to the legal reserve R$948,053,593.49. b. Detail the calculation method of the legal reserve Under the terms of Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock. 9. In the event the company has preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends Annual minimum dividend of R$0.022 per share, adjusted in the case of split or reverse split of shares. b. Inform whether earnings for the year are sufficient for the full payment of fixed or minimum dividends The earnings for the year were sufficient for the full payment of the minimum dividends. c. Inform whether any unpaid portion is cumulative Minimum dividends are not cumulative. d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$105,691,663.81. e. Identify the fixed or minimum dividends paid per preferred share of each class We do not have different classes of preferred shares. 10. With respect to mandatory dividends a. Describe the calculation method provided for in the Bylaws Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five percent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision. b. Inform whether it was fully paid 16

The mandatory dividend was fully paid in accordance with item 6 above. c. Inform any possibly retained amount There were no retained amounts. 11. In the event of any mandatory dividend retained due to the company’s financial condition There were no retained mandatory dividends. 12. In the event of any allocation of earnings to the reserve for contingencies No allocation of earnings to the reserve for contingencies was made. 13. In the event of any allocation of earnings to the unrealized revenue reserve No allocation of earnings to the unrealized revenue reserve was made. 14. In the event of any allocation of earnings to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Stockholders’ Meeting may resolve on the set up of the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital stock and its purpose is to ensure funds to the payment of dividends, including interest on capital or advances, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or share buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. The Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6.404/76. b. Amount allocated to the statutory reserves R$13,025,036,455.34 and R$118,104,658.90 to the Statutory Revenue Reserve, related to net income for the year and dividends and interest on capital prescribed over the year, respectively. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends. 15. In the event of any retention of earnings provided for in capital budget There were no retained earnings. 16. In the case of any allocation of earnings to the reserve for tax incentives There was no allocation of earnings to the reserve for tax incentives. 17

ATTACHMENT II ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION N° 480/09 ITEM 10 - EXECUTIVE OFFICERS’ COMMENTS 10.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 10 (Executive Officers’ Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. On January 1, 2018 accounting standard IFRS 9 became effective replacing IAS 39 in the treatment of financial instruments. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and has been retrospectively applied by Itau Unibanco Holding. One of the key points concerns the approach to losses occurred. On IFRS 9, credit losses recognized are those expected rather than incurred. Asset Highlights We present below the summarized balance sheets on December 31, 2020 and 2019. Please see our audited consolidated financial statements for further information about Consolidated Balance Sheet. As of December 31, Variation Summarized Balance Sheet-Assets 2020 2019 R$million % flnmillons of R$) Cash 46,224 30,367 15,857 52.2 Financial assets at amortized cost 1,275,799 1,101,892 173,907 15.8 Compulsory deposits in the Central Bank of Brazil 90,059 91,248 (1,189) (1.3) Interbank deposits, securities purchased under agreements to resell and 425432 366 130 59 302 162 securities at amortized cost ‘ ‘ ‘ Loan and lease operations portfolio 714,104 585,791 128,313 21.9 Other financial assets(1) 93,255 94,752 (1,497) (1.6) (-(Provision for Expec ted Loss (47,051) (36,029) (11,022) 30.6 Financial assets at fair value through other comprehensive income 109,942 76,660 33,282 43.4 Financial assets at fairvalue through profit or loss 465,581 322,929 142,652 44.2 Investments in associates and join ventures, Fixed assets, Goodwill and ...... 55,610 56,673 (1,063) 1.9) lntangible assets, assets held for sale and other assets Taxassets 66,095 48,960 17,135 35.0 Total assets 2,019,251 1,637,481 381,770 238 December 31, 2020 compared to December 31, 2019. Total assetswere up by R$381,770 million, or 23.3%, on December 31, 2020 on a year-on-year basis, mainly driven by increases in financial assets at fair value through profit or loss and in loan and lease operations. This result was partially offset by higher provisions for expected loss. These results are further outlined below: Financial assets at fair value through profit or loss increased by R$142,652 million, or 44.2%, on December 31, 2020 on a year-on-year basis, mainly driven by:(i) an increase of R$107,996 million in securities at fair value through profit or loss, particularly government securities, which increased by R$66,274 million; and (ii) an increase of R$34,650 million in derivatives, both as part of hedging strategy and client operations. This growth in derivatives is due to higher market volatility, mainly driven by the uncertainties brought about by changes in the macroeconomic scenario as a result of the Covid-19 pandemic. Please see “Note 5 - Financial assets at fair value through profit or loss and Financial assets at fair value - securities” and “Note 6 - Derivatives” to our audited consolidated financial statements for further information. Loan and lease operations grew by R$128,313 million, or 21.9%, on December 31, 2020 on a year-on- year basis, mainly driven by the following increases: 18

(i) 34.4% in loan portfolio for very small, small and middle-market companies (credit origination by total credit amount rose 24.0%), mainly driven by higher financing for working capital as a result of government-backed credit lines, such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI). These government initiatives aim to guarantee financial resources for very small and small companies to carry on their activities during the Covid-19 pandemic and resulting economic crisis.

(ii) 33.5% in corporate loan portfolio (credit origination by total credit amount was up 51.7%), mainly driven by financing of working capital, vehicles and export/import. Due to the Covid-19 pandemic and resulting economic crisis, companies' demand for liquidity has increased.

(iii) 31.5% in loan portfolio in Latin America as a result of foreign exchange variations; and

(iv) 6.2% in loans to individuals, mainly due to rises of 22.8% in vehicle financing and 19.7% in mortgage loans. Credit origination in loans to individuals increased by 14.1% on a year-on-year basis. This result was partially offset by the 5.0% drop in loan portfolio, mainly due to the reduced volume of transactions involving credit cards in the first half of 2020, on the grounds of the social distancing measures adopted in view of the Covid-19 pandemic.

(In Millions)

Loans and lease operations by type	12/31/2020	12/31/2019	12/21/2018	2020 x 2019	2019 x 2018
Individuals	**255,483**	**240,490**	**212,564**	**6.2%**	**13.1%**
Credit card	87,073	91,676	78,255	(5.0%)	17.2%
Personal loan	35,346	34,892	29,543	1.3%	18.1%
Payroll loans	55,508	49,608	46,878	11.9%	5.8%
Vehicles	23,290	18,968	15,920	22.8%	19.1%
Mortgage loans	54,266	45,346	41,968	19.7%	8.0%
Credit for legal entities	**256,476**	**191,522**	**171,455**	**33.9%**	**11.7%**
Corporate	134,521	105,302	102,643	27.7%	2.6%
Micro / small and medium companies	121,955	86,220	68,812	41.4%	25.3%
Foreign loans - Latin America	**202,145**	**153,779**	**152,072**	**31.5%**	**1.1%**
Total loans and lease operations	**714,104**	**585,791**	**536,091**	**21.9%**	**9.3%**

(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (907) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,485) (R$ (3,303) at 12/31/2019).

Please see "Note 10 – Loan and lease operations" to our audited consolidated financial statements for further information.

Interbank deposits, securities purchased under agreement to resell and securities at amortized cost were up by R$59,302 million, or 16.2%, on December 31, 2020 on a year-on-year basis, mainly driven by the following increases: (i) R$41,513 million in Securities purchased under agreements to resell; (ii) R$21,056 million in interbank deposits impacted by foreign exchange variation.

Please see "Note 4 – Interbank deposits and securities purchased under agreement to resell" and "Note 9 – Financial assets at amortized cost – securities" to our audited consolidated financial statements for further information.

Financial assets at fair value through other comprehensive income were up by R$33,282 million, or 43.4% on December 31, 2020 on a year-on-year basis, mainly driven by increases (i) of R$17,217 million in government securities over greater liquidity demand; and (ii) of R$13,831 million in government securities – foreign, particularly in Chile, which grew by R$10,443 million on a year-on-year basis over greater liquidity demand.

Please see "Note 8 – Financial assets at fair value through other comprehensive income – securities" to our audited consolidated financial statements for further information.

Tax credits increased by R$17,135 million, or 35.0%, on December 31, 2020 on a year-on-year basis due to (i) impact of the fiscal hedging of foreign investments, and (ii) higher provisions for expected loss in the period.

Please see "Note 24 – Taxes" to our audited consolidated financial statements for further information.

We present below the summarized balance sheets – liabilities and stockholders' equity on December 31, 2020 and 2019. Please see our audited consolidated financial statements for further information about our consolidated balance sheet.

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Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of December 31, 2020	2019	Variation R$ million	%
	(In millions of R$)			
Financial Liabilities	1,579,686	1,211,999	367,687	30.3
At Amortized Cost	1,495,641	1,159,830	335,811	29.0
Deposits	809,010	507,060	301,950	59.5
Securities sold under repurchase agreements	273,364	256,583	16,781	6.5
Interbank market funds, Institutional market funds and other financial liabilities	413,267	396,187	17,080	4.3
At Fair Value Through Profit or Loss	79,653	48,029	31,624	65.8
Provision for Expected Loss	4,392	4,140	252	6.1
Provision for insurance and private pensions	221,000	218,334	2,666	1.2
Provisions	19,819	21,454	(1,635)	(7.6)
Tax liabilities	5,710	7,891	(2,181)	(27.6)
Other liabilities	38,511	28,338	10,173	35.9
Total liabilities	**1,864,726**	**1,488,016**	**376,710**	**25.3**
Total stockholders' equity attributed to the owners of the parent company	**142,993**	**136,925**	**6,068**	**4.4**
Non-controlling interests	11,532	12,540	(1,008)	(8.0)
Total stockholders' equity	**154,525**	**149,465**	**5,060**	**3.4**
Total liabilities and stockholders' equity	**2,019,251**	**1,637,481**	**381,770**	**23.3**

Total liabilities and stockholders' equity were up by R$381,770 million, or 23.3%, on December 31, 2020 on a year-on-year basis, mainly driven by increases in deposits, deposits received under securities repurchase agreements, interbank and institutional market debt, and financial assets at fair value through profit or loss. Please see below the main changes:

Deposits were up 59.5% on December 31, 2020 on a year-on-year basis, mainly driven by increases of R$214,068 million in time deposits, R$52,499 million in demand deposits, and R$34,912 million in savings deposits. These increases were mainly driven by funds from Retail Banking and Wholesale Banking clients in the second half of March 2020. These inflows were the result of our strategy to offer fixed-income products (such as bank deposit certificates) combined with greater demand from clients for lower-risk investments and more liquid products.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further information.

Interbank and institutional market debt and other financial liabilities were up by R$17,080 million, or 4.3%, on December 31, 2020 on a year-on-year basis, mainly driven by the following increases:

(i) R$18,761 million in securities issued abroad, including the issue of Senior Notes in the amount of US$1,500 million in January 2020 (equivalent to approximately R$6,404 million on January 31, 2020),

(ii) R$15,454 million in subordinated debt, including the issue of Tier 1 Subordinated Notes in the amount of US$690 million in February 2020 (equivalent to approximately R$3,149 million on February 28, 2020); and

(iii) R$6,848 million in export and import financing.

These items were also directly affected by foreign exchange variations.

These increases were partially offset by reductions of R$21,844 million in financial bills and R$6,919 million in rural credit bills on December 31, 2020 on a year-on-year basis, mainly driven by the maturities of these instruments.

Please see "Note 17 – Deposits received under securities repurchase agreements and interbank and institutional market debt" to our audited consolidated financial statements for further information.

Deposits received under securities repurchase agreements were up by R$16,781 million, or 6.5%, on December 31, 2020 on a year-on-year basis, mainly driven by increases of R$28,651 million in Money market - Assets received as collateral with right to sell or repledge and of R$11,366 million in assets received as collateral – third party portfolio. These results were partially offset by the reduction of R$23,236 million in assets pledged as collateral – own portfolio, particularly government securities.

20

Please see "Note 17 – – Deposits received under securities repurchase agreements and interbank and institutional market debt" to our audited consolidated financial statements for further information.

Financial liabilities at fair value through profit or loss were up by R$31,624 million, or 65.8%, on December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$31,677 million in derivatives, as part of both our hedging strategy and client operations. This increase is related to higher market volatility as a result of the Covid-19 pandemic.

Please see "Note 6 – Derivatives" to our audited consolidated financial statements for further information.

Total stockholders' equity was up by R$5,060 million, or 3.4%, on December 31, 2020 on a year-on-year basis, mainly driven by net income of R$15,064 million in the period, which was partially offset by the distribution of R$9,811 million as dividends and interest on capital.

b) Capital structure

On December 31, 2020, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2019) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2019) are common and 4,845,844,989 (4,845,844,989 on December 31, 2019) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2019).

In the past three fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2020	% of Total liabilities and stockholders' equity	12/21/2019	% of Total liabilities and stockholders' equity	12/31/2018	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	154,525	7.7%	149,465	9.1%	150,466	9.7%
Third parties' capital (2)	1,864,726	92.3%	1,488,016	90.09%	1,402,331	90.3%
Total equity	**2,019.251**	**100.00%**	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**

(1) Includes minority interest in subsidiaries
(2) Total liabilities excluding stockholders' equity

Capital-to-risk-weighted assets ratio

Our total capital [1] amounted to R$151,244 million on December 31, 2020, an increase of R$10,648 million on a year-on-year basis. Basel ratio (calculated as total capital-to-risk-weighted assets ratio) reached 14.5% on December 31, 2020, a decrease of 130 basis points compared to 15.8% as of December 31, 2019, mainly driven by the impact of foreign exchange variation, the provision for interest on capital and dividends for fiscal year 2019, and by higher risk-weighted assets (RWA), partially offset by net income for the period and the issuance of Tier 1 and 2 debt instruments.

Furthermore, the fixed assets ratio points out that the total capital level is compromised with adjusted permanent assets. Itaú Unibanco is within the 50% maximum limit of total adjusted capital, as set out by the Central Bank of Brazil. On December 31, 2020, the fixed assets ratio reached 24.0%, with a reserve of R$39,274 million.


12.4%
1.7%
10.7%
Tier I
Sep-20
0.2%
0.3%
0.3%
13.2%
1.7%
11.5%
Tier I
Dec-20
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Includes tax credits of investments abroad.

[1] The Total Capital consists of the sum of three items, named: (I). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (II). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up Level I; and (III). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital.

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Tier 1 ratio increased by 80 basis points from September 30, 2020, mainly driven by net income for the period, including the result of the sale of part of our shares in XP Inc. and the reduction of RWA. Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements under IFRS for further information on regulatory capital. c) Payment capacity in relation to financial commitments assumed We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions. Liquidity risk is controlled by a department independent from the business departments, and is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments. Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: • Different scenarios for liquidity projections. • Contingency plans for crisis situations. • Reports and charts for monitoring risk positions. • Assessment of funding costs and alternatives. • Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. 22

The table below presents assets and liabilities based on remaining contractual terms, considering non-discounted flows. Undiscounted future flows except for derivativesIn R$ Million (1) Over Financial Assets 0—30 days 31—365 days 366-720 days Total 720 days 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 Cash and deposits on demand 46,224 30,367 37,159 — — — ——46,224 30,367 37,159 Interbank investments 298,674 234,755 69,756 115,278 43,276 151,497 182,606 6,273 1,444 468 1,092 1,191 322 285,396 223,888 45,335 Securities purchased under agreements to resell – Funded position (2) 44,743 26,797 45,335 — — — ——44,743 26,797 226,608 Securities purchased under agreements to resell – Financed position 150,474 17,871 50,741 31,561 144,234 175,857 — ——10 182,035 162,105 Interbank deposits (4) 39,538 25,088 19,202 11,715 7,263 6,749 6,273 1,444 468 1,092 1,191 312 58,618 34,986 26,731 Securities 215,783 239,964 131,195 82,144 16,348 17,669 17,255 17,144 19,846 17,853 101,908 108,011 98,531 375,364 276,721 Government s ec urit ies—available 77,925 226,615 111,487 72,026 393 300 292 379 302 292 5,779 4,763 5,315 233,166 116,852 51,855 Government securities – subject to repurchase commitments 93 7,744 52 3,905 6,616 6,321 6,749 12,445 12,671 15,132 25,366 32,811 25,879 52,171 72,660 Private securities—available 13,256 11,964 10,066 11,113 10,181 9,406 8,352 4,967 4,185 51,927 56,839 49,003 84,648 83,951 Private securities – subject to repurchase commitments ——937 572 1,236 1,664 2,132 705 29,070 21,043 11,402 31,671 23,747 13,343 Derivative financial instruments 17,634 6,998 3,987 17,502 10,959 6,384 6,478 5,355 4,069 34,890 18,542 9,026 76,504 41,854 23,466 Net Position 23,466 17,634 6,998 3,987 17,502 10,959 6,384 6,478 5,355 4,069 34,890 18,542 9,026 76,504 41,854 13,049 Swaps 4,064 107 705 2,952 4,039 1,132 5,117 4,464 2,881 33,886 17,848 8,331 46,019 26,458 Option 4,215 10,103 4,696 1,167 8,783 3,043 1,890 992 500 975 540 183 20,418 8,456 Forward operations (onshore) 1,835 1,323 940 893 757 1,207 942 5 15 ——2,085 2,162 Other derivative financial instruments 2,144 1,255 1,222 5,010 2,670 2,420 364 376 213 464 477 512 7,982 4,778 4,367 Loan and lease operations portfolio (3) 60,896 63,401 68,829 236,173 197,090 166,503 114,523 93,203 88,138 317,492 236,982 241,919 729,084 590,676 565,389 Other financial assets ——6 — — — — — -Total financial assets 599,473 301,717 307,397 313,305 377,215 372,748 144,418 119,848 110,528 455,382 364,726 349,798 1,512,578 1,163,506 1,140,471 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 90,059 (R$ 91,248 at 12/31/2019 and R$ 94,148 at 12/31/2018) which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26. (2) Net of R$ 11,119 (R$ 8,544 at 12/31/2019 and R$ 5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 71,820 (R$ 69,050 at 12/31/2019 and R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignmentsR$ 1,623 (R$ 2,451 at 12/31/2019 and R$ 3,993 at 12/31/2018). (4) Includes R$ 32,477 (R$ 18,938 at 12/31/2019 and R$ 15,886 at 12/31/2018) related to Compulsory Deposits w ith Central Banks of other countries. Undiscounted future flows except for derivatives In R$ Million 0—30 31—365 365—720 Over Financial Liabilities Total days days days 720 days 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 Deposits 369,957 266,690 246,729 145,085 69,367 62,909 36,258 20,555 16,674 344,261 211,531 191,131 895,561 568,143 517,443 Demand deposits 134,805 82,306 72,581 — — — ——134,805 82,306 72,581 Savings deposits 179,470 144,558 136,865 — — — ——179,470 144,558 136,865 Time deposits 53,978 37,570 35,450 143,446 68,757 62,185 36,182 20,502 16,647 343,974 211,395 190,984 577,580 338,224 305,266 Interbank deposits 1,633 2,247 1,830 1,639 610 724 76 53 27 287 136 147 3,635 3,046 2,728 Other deposits 71 9 3 — — — ——71 9 3 Compulsory deposits (36,337) (38,576) (39,116) (16,874) (14,067) (15,228) (4,412) (4,110) (3,831) (32,436) (34,495) (35,973) (90,059) (91,248) (94,148) Demand deposits (6,926) (4,412) (5,600) — — — ——(6,926) (4,412) (5,600) Savings deposits (22,672) (26,234) (24,695) — — — ——(22,672) (26,234) (24,695) Time deposits (6,739) (7,930) (8,821) (16,874) (14,067) (15,228) (4,412) (4,110) (3,831) (32,436) (34,495) (35,973) (60,461) (60,602) (63,853) Securities sold under repurchase agreements (1) 260,846 246,499 275,395 5,024 6,509 16,557 5,183 5,218 10,933 22,591 17,585 42,349 293,644 275,811 345,234 Funds from acceptances and issuance of securities (2) 2,391 4,335 2,189 40,463 47,697 32,950 35,189 39,505 39,077 68,573 67,435 53,626 146,616 158,972 127,842 Borrowings and onlending (3) 11,891 6,368 6,304 64,735 65,182 45,668 6,239 6,259 11,541 6,388 7,462 11,840 89,253 85,271 75,353 Subordinated Debt (4) 6,797 251 154 8,428 6,594 2,658 28,994 11,794 6,264 45,762 53,745 52,453 89,981 72,384 61,529 Derivative financial instruments 16,791 6,653 3,168 19,674 12,196 6,885 6,895 9,458 5,672 36,145 19,521 11,794 79,505 47,828 27,519 Net Position 16,791 6,653 3,168 19,674 12,196 6,885 6,895 9,458 5,672 36,145 19,521 11,794 79,505 47,828 27,519 Swaps 7,344 326 923 3,612 5,218 3,018 5,573 8,349 4,687 35,260 19,034 10,888 51,789 32,927 19,516 Option 6,355 3,668 883 12,381 4,567 1,935 998 571 823 528 255 288 20,262 9,061 3,929 Forward operations (onshore) 892 753 470 13 1 — — ——905 754 470 Other derivative financial instruments 2,200 1,906 892 3,668 2,410 1,932 324 538 162 357 232 618 6,549 5,086 3,604 Total financial liabilities 632,336 492,220 494,823 266,540 193,478 152,399 114,346 88,679 86,330 491,284 342,784 327,220 1,504,506 1,117,161 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 23

d) Sources of financing used for working capital and investments in non-current assets

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2020 and 2019:

Deposits and Average Loans	12/31/2020		12/31/2019	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,487,359**	**78.4%**	**1,259,993**	**79.5%**
Interest-bearing deposits	569,449	30.0%	394,787	24.9%
Savings deposits	161,226	8.5%	138,034	8.7%
Deposits from banks and time deposits	408,223	21.5%	256,752	16.2%
Securities sold under repurchase agreements	287,212	15.1%	299,225	18.9%
Interbank market debt and Institutional market debt	307,600	16.2%	256,057	16.2%
Interbank market debt	174,466	9.2%	155,977	9.8%
Institutional market debt	133,135	7.0%	100,080	6.3%
Reserves for insurance and private pension and Liabilities for capitalization plans	220,274	11.6%	212,972	13.4%
Other interest-bearing liabilities	102,824	5.4%	96,953	6.1%
Non-interest bearing liabilities	**262,081**	**13.8%**	**180,954**	**11.4%**
Non-interest bearing deposits	112,519	5.9%	76,865	4.8%
Other non-interest-bearing liabilities	149,562	7.9%	104,089	6.6%
Total stockholders' equity attributed to the owners of the parent company	**135,087**	**7.1%**	**130,500**	**8.2%**
Non-controlling interests	**12,552**	**0.7%**	**13,779**	**0.9%**
Total	**1,897,080**	**100.0%**	**1,585,225**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and issuance of securities abroad. Please see "Note 15 – Deposits" to our audited consolidated financial statements for further information about funding.

We may occasionally seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank of Brazil), and senior notes through repurchases in the open market, privately negotiated transactions or otherwise. Occasional repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale of these notes must be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt allows for the repayment in advance of the outstanding principal balance upon the occurrence of certain events, which are ordinarily found in long-term financing agreements. By December 31, 2020, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid out if the subsidiary paying out such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are barred from making loans to Itaú Unibanco Holding, but they are allowed to make deposits to Itaú Unibanco Holding, which represent interbank certificates of deposit. These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The table below presents the breakdown of our sources of funding on December 31, 2020, 2019 and 2018.

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Breakdown of our sources of funding	2020	% of total funding	2019	% of total funding	2018	% of total funding
	(In million of R$, except percentages)					
Deposits	**809,010**	**58.76**	**507,060**	**48.6**	**463,424**	**45.3**
Demand deposits	134,805	9.8	82,306	7.9	72,581	7.1
Saving deposits	179,470	13.0	144,558	13.9	136,865	13.4
Time deposits	491,234	35.7	277,166	26.6	251,300	24.6
Interbank deposits	3,430	0.2	3,021	0.3	2,675	0.3
Other	71	0.0	9	0.0	3	0.0
Securities sold under repurchase agreements	**273,364**	**19.9**	**256,583**	**24.6**	**330,237**	**32.3**
Interbank market debt	**156,035**	**11.33**	**174,862**	**16.8**	**134,670**	**13.2**
Mortgage notes	11,029	0.8	4,320	0.4	1,227	0.1
Real estate credit bills	4,205	0.3	7,635	0.7	9,546	0.9
Agribusiness credit bills	14,285	1.0	21,204	2.0	18,013	1.8
Financial credit bills	43,589	3.2	65,433	6.3	37,928	3.7
Import and export financing	71,470	5.2	64,622	6.2	50,050	4.9
On lending-domestic	11,457	0.8	11,648	1.1	17,906	1.8
Institucional market debt	**138,308**	**10.0**	**104,244**	**10.0**	**93,974**	**9.2**
Subordinated debt	74,916	5.4	59,462	5.7	49,313	4.8
Foreign borrowings through securities	62,433	4.5	43,672	4.2	41,863	4.1
Structured Operations Certificates	959	0.1	1,110	0.1	2,798	0.3
Total	**1,376,717**	**100.00**	**1,042,749**	**100.0**	**1,022,305**	**100.0**

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e) Sources of financing for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

The Board of Directors sets out a policy regarding liquidity risk management, as well as broad quantitative limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (CSRML), composed of senior management members, is responsible for a strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. To set out these guidelines, CSRML factors in the liquidity implications of each market segment and product. Itaú Unibanco's institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within parameters set by the Board of Directors and the CSRML. This includes oversight responsibility for all business units operating outside of Brazil.

We keep separate liquidity pools at our Brazilian operations and at each of our foreign subsidiaries. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits set by our senior management. In general, liquidity transfers rarely occur between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also set forth that there must be capital conservation and countercyclical buffers for Brazilian financial institutions, as well as minimum percentages, and any sanctions and restrictions that apply in the case of noncompliance with such additional requirements.

Based on local market practices and legal restrictions, we define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash. The operational liquidity reserve generally includes cash and deposits on demand, funded position of securities purchased under agreements to resell and unencumbered government securities.

The table below presents our operational liquidity reserve on December 31, 2020, 2019 and 2018:

Operational Liquidity Reserve	As of December 31, 2020	2019	2018	2020 Average Balance(1)
	(In millions of R$)			
Cash	46,224	30,367	37,159	41,061
Securities purchased under agreements to resell – Funded position (2)	44,743	26,797	45,335	37,361
Unencumbered government securities (3)	232,245	115,774	74,760	178,124
Operational reserve	323,212	172,938	157,254	256,546

(1) Average calculated based on audited interim financial statements.

(2) Net of R$ 11,119 (R$8,544 at 12/31/2019 and R$5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the funds our treasury unit will have available for investment. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group has sufficient liquidity available to cover unforeseen market events at all times. These limits are revised periodically, based on projected cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain liquidity at suitable levels to meet present and future financial obligations and capitalize on potential business opportunities.

We are exposed to the effects of disruptions and volatility in the global financial markets and the economies in countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-established relationships, as well as credit facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity ratios

The Basel III Framework has introduced global liquidity standards, providing for minimum liquidity requirements aimed to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient

26

liquidity to meet short-term and long-term obligations: (i) liquidity coverage ratio (LCR), and (ii) net stable funding ratio (NSFR). We believe that LCR and NSFR provide more material information than a summarized cash flow analysis.

We present below an analysis of our LCR and NSFR for the year ended December 31, 2020.

Liquidity coverage ratio (LCR)

LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology set out by Central Bank Circular No. 3749/2015. We measure total high liquidity assets at the end of each period to cash outflows and inflows as the daily average value for each period

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%

Liquidity Coverage Ratio	As of December 31,	
	2020	2019
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	343,174	170,004
Cash Outflows[2]	309,652	225,349
Cash Inflows[3]	133,297	111,313
Total Net Cash Outflows	176,355	114,035
LCR%	**194.6%**	**149.1%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR on December 31, 2020 was 194.6%, that is, above Central Bank requirements.

Net Stable Funding Ratio (NSFR)

The NSFR measures the long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year period, assuming a stress scenario.

We calculate LCR according to the methodology set out by Central Bank Circular No. 3869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) at the end of each period to the required stable funds (RSF) at the end of each period.

In accordance with Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

27

Net Stable Funding Ratio	As of December 31, 2020	2019
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	956,033	733,242
Total Required Stable Funding (RSF)[2]	758,907	599,963
NSFR (%)	**126.0%**	**122.2%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

On December 31, 2020, ASF totaled R$956.0 billion, mainly driven by capital and retail and wholesale banking funding, and RSF totaled R$758.9 billion, mainly driven by loans and financing with wholesale and retail banking clients, central governments and transactions with central banks.

NSFR on December 31, 2020 was 126.0%, that is, above Central Bank requirements.

f) Indebtedness ratios and characteristics of these debts, also describing:

I - Relevant loan and financing agreements
II - other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,022.5 billion (R$715.3 billion on December 31, 2019 and R$645.7 billion on December 31, 2018), and noteworthy were time deposits. A significant portion of these funds – 48.0% of total or R$491.2 billion – is immediately available to the client. These growths are associated with the positive inflow of funds and higher demand for liquidity since the second half of March 2020. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$million

Funding from customers	12/31/2020			12/31/2019			12/31/2018		
	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	**370,604**	**809,010**		**272,447**	**507,060**		248,913	463,424	-
Demand deposits	134,805	134,805	13.2	82,306	82,306	11.5	72,581	72,581	11.2
Savings deposits	179,470	179,470	17.5	144,558	144,558	20.2	136,865	136,865	21.2
Time deposits	55,778	491,234	48.0	44,855	277,166	38.8	37,784	251,300	38.9
Other	551	3,501	0.3	728	3,030	0.4	1,683	2,678	0.4
Funds from acceptances and issuance of securities [1]	1,978	136,638	13.4	4,293	143,569	20.1	2,285	111,566	17.3
Funds from own issue [2]	218	1,985	0.2	235	5,258	0.7	1,831	21,417	3.3
Subordinated debt	6,657	74,916	7.3	2	59,462	8.3	2	49,313	7.6
Total	**379,457**	**1,022,549**	**100.0**	**276,977**	**715,349**	**100.0**	**253,031**	**645,720**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in Interbank markets funds and Obligations on the issue of debentures, Securities abroad and structured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, the several bankrupt estate creditors are paid according to priority. Particularly in relation to debt that comprise the Issuer's indebtedness, the following priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, but they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists between the many unsecured creditors or between the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

28

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2020
Subordinated financial bills - BRL					
	-	2012	2020	111% of CDI	-
	-			IPCA + 6% to 6.17%	-
	6	2011	2021	109.25% to 110.5% of CDI	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484
	20			IGPM + 4.63%	38
	2,333			Total	5,536
Subordinated euronotes - USD					
	990	2010	2020	6.20%	-
	1,000	2010	2021	5.75%	5,360
	730	2011	2021	5.75% to 6.20%	3,805
	550	2012	2021	6.20%	2,858
	2,600	2012	2022	5.50% to 5.65%	13,764
	1,851	2012	2023	5.13%	9,677
	7,721			Total	35,464

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issue of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. (or Issuer) set up a program to issue and distribute notes through certain financial intermediaries ("Program") in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity ("Notes") up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due with respect of the Notes (nonpayment); (ii) noncompliance with other material obligations assumed under the corresponding Note other than a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (understood as those accounting for at least 10% of total consolidated assets disclosed in the latest annual balance sheet) at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding's obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council.

29

Additionally, the Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. The Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence causes no acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding S.A.’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). By December 31, 2020, none of the aforementioned financial covenants have been breached nor there was any noncompliance with any financial obligation assumed under the Program. To date, the following issuances (the “Issuances”) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to five hundred million Reais (R$500,000,000.00) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the second issuance of Subordinated Notes and are the second series of the second issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; The Subordinated Notes described herein have been issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; 30

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to one billion, fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiii) Eleventh Issuance: Tier 2 Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 19, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 15, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances place certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) based any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing raised and percentages already used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. 31

Management considers the current Basel ratio to be appropriate (14.5% based on the Prudential Conglomerate, of which 13.2% of Tier I and 1.3% of Tier II). Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$67,867 million (R$69,292 million on December 31, 2019), higher than the Additional Core Capital of R$23,450 million (R$31,195 million on December 31, 2019), widely covered by available capital. 32

h) Significant changes in each item of the financial statements

In R$ Millions

Assets	12/31/2020	%	12/31/2019	%	12/31/2018	%	2020 x 2019	2019 x 2018
Cash	46,224	2.3%	30,367	1.9%	37,159	2.4%	52.2%	-18.3%
Financial Assets	1,851,322	91.7%	1,501,481	91.7%	1,424,876	91.8%	23.3%	5.4%
At Amortized Cost	1,275,799	63.2%	1,101,892	67.3%	994,759	64.1%	15.8%	10.8%
Compulsory deposits in the Central Bank of Brazil	90,059	4.5%	91,248	56%	94,148	6.1%	-1.3%	-3.1%
Interbank deposits	55,685	2.8%	34,583	2.1%	26,420	1.7%	61.0%	30.9%
Securities purchased under agreements to resell	239,943	11.9%	198,428	12%	280,136	18.0%	20.9%	-29.2%
Securities	129,804	6.4%	133,119	8.1%	110,395	7.1%	-2.5%	20.6%
Loan and lease operations	714,104	35.4%	585,791	35.8%	536,091	34.5%	21.9%	9.3%
Other financial assets	93,255	4.6%	94,752	5.8%	75,090	4.8%	-1.6%	26.2%
(-) Provision for Expected Loss	(47,051)	-2.3%	(36,029)	-2.2% -	33,373	-2.1%	30.6%	8.0%
At Fair Value Through Other Comprehensive Income	109,942	5.4%	76,660	4.7%	49,323	3.2%	43.4%	55.4%
Securities	109,942	5.4%	76,660	4.7%	49,323	3.2%	43.4%	55.4%
At Fair Value Through Profit or Loss	465,581	23.1%	322,929	19.7%	286,646	18.5%	44.2%	12.7%
Securities	389,071	19.3%	281,075	17.2%	263,180	16.9%	38.4%	6.8%
Derivatives	76,504	3.8%	41,854	2.6%	23,466	1.5%	82.8%	78.4%
Other financial assets	6	0.0%	-	0.0%	-	0.0%	0.0%	0.0%
Investments in associates and joint ventures	15,570	0.8%	15,097	0.9%	12,019	0.8%	3.1%	25.6%
Fixed assets, net	6,937	0.3%	7,166	0.4%	7,302	0.5%	-3.2%	-1.9%
Goodwill and intangible assets, net	17,330	0.9%	19,719	1.2%	19,329	1.2%	-12.1%	2.0%
Tax assets	66,095	3.3%	48,960	3.0%	42,830	2.8%	35.0%	14.3%
Income tax and social contribution - current	3,547	0.2%	1,644	0.1%	2,831	0.2%	115.8%	-41.9%
Income tax and social contribution - deferred	56,583	2.8%	38,914	2.4%	32,781	2.1%	45.4%	18.7%
Other	5,965	0.3%	8,402	0.5%	7,218	0.5%	-29.0%	16.4%
Other assets	15,773	0.8%	14,691	0.9%	9,282	0.6%	7.4%	58.3%
Total assets	2,019,251	100.0%	1,637,481	100.0%	1,552,797	100.0%	23.3%	5.5%

Liabilities and stockholders' equity	12/31/2020	%	12/31/2019	%	12/31/2018	%	2020 x 2019	2019 x 2018
Financial Liabilities	1,579,686	78.2%	1,211,99(	74.0%	1,151,237	74.1%	30.3%	5.3%
At Amortized Cost	1,495,641	74.1%	1,159,83(	70.8%	1,119,734	72.1%	29.0%	3.6%
Deposits	809,010	40.1%	507,060	31.0%	463,424	29.8%	59.5%	9.4%
Securities sold under repurchase agreements	273,364	13.5%	256,583	15.7%	330,237	21.3%	6.5%	-22.3%
Interbank market funds	156,035	7.7%	174,862	10.7%	134,670	8.7%	-10.8%	29.8%
Institutional market funds	138,308	6.8%	104,244	6.4%	93,974	6.1%	32.7%	10.9%
Other financial liabilities	118,924	5.9%	117,081	7.2%	97,429	6.3%	1.6%	20.2%
At Fair Value Through Profit or Loss	79,653	3.9%	48,029	2.9%	27,711	1.8%	65.8%	73.3%
Derivatives	79,505	3.9%	47,828	2.9%	27,519	1.8%	66.2%	73.8%
Structured notes	143	0.0%	201	0.0%	192	0.0%	-28.9%	4.7%
Other financial liabilities	5	0.0%	-	0.0%	-	0.00%	0.00%	0.00%
Provision for Expected Loss	4,392	0.2%	4,140	0.2%	3,792	0.2%	6.1%	9.2%
Loan commitments	3,485	0.2%	3,303	0.2%	2,601	0.2%	5.5%	27.0%
Financial guarantees	907	0.0%	837	0.1%	1,191	0.1%	8.4%	-29.7%
Provision for insurance and private pensions	221,000	10.9%	218,334	13.3%	201,187	13%	1.2%	8.5%
Provisions	19,819	1.0%	21,454	1.3%	18,613	1.2%	-7.6%	15.3%
Tax liabilities	5,710	0.3%	7,891	0.5%	5,284	0.3%	-27.6%	49.3%
Income tax and social contribution - current	2,878	0.1%	3,997	0.2%	2,058	0.1%	-28.0%	94.2%
Income tax and social contribution - deferred	421	0.0%	1,058	0.1%	447	0.0%	-60.2%	136.7%
Other	2,411	0.1%	2,836	0.2%	2,779	0.2%	-15.0%	2.1%
Other liabilities	38,511	1.9%	28,338	1.7%	26,010	1.7%	35.9%	9.0%
Total liabilities	1,864,726	92.3%	1,488,016	90.0%	1,402,331	90.3%	25.3%	6.1%
Capital	97,148	4.8%	97,148	5.9%	97,148	6.3%	0.0%	0.0%
Treasury shares	(907)	0.0%	(1,274)	-0.1	(1,820)	-0.1	-28.8%	-30.0%
Additional paid-in capital	2,519	0.1%	2,175	0.1%	2,120	0.1%	15.8%	2.6%
Appropriated reserves	17,228	0.9%	12,948	0.8%	13,480	0.9%	33.1%	-3.9%
Unappropriated reserves	29,926	1.5%	29,878	1.8%	29,666	1.9%	0.2%	0.7%
Other comprehensive income	(2,921)	-0.1%	(3,950)	-0.2%	(3,812)	-0.2%	-26.1%	3.6%
Total stockholders' equity attributed to the owners of the	142,993	7.1%	136,925	8.4%	136,782	8.8%	4.4%	0.1%
Non-controlling interests	11,532	0.6%	12,540	0.8%	13,684	0.9%	-8.0%	-8.4%
Total stockholders' equity	154,525	7.7%	149,465	9.1%	150,466	9.7%	3.4%	-0.7%
Total liabilities and stockholders' equity	2,019,251	100.0%	1,637,481	100.0%	1,552,797	100.0%	23.3%	5.5%

33

The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, of this form.

10.2. Executive officers should comment on:

a) Results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

Highlights

The table below sets forth our summarized consolidated statement of income for the years ended December 31, 2020, 2019 and 2018. For further information about the products and services we offer, please see "Item 4. Information on the company" in our Form 20-F.

Please see our audited consolidated financial statements for further information about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the years ended December 31,			Variation 2020 - 2019		Variation 2019-2018	
	2020	2019	2018	R$ million	%	R$ million	%
	(In millions of R$)						
Operating revenues	100,199	117,079	104,200	(16,880)	(14.4)	12,879	12.4
Net interest income[1]	50,053	69,350	60,705	(19,297)	(27.8)	8,645	14.2
Non-interest income[2]	50,146	47,729	43,495	2,417	5.1	4,234	9.7
Expected loss from financial assets and claims	(25,980)	(18,567)	(10,182)	(7,413)	39.9	(8,385)	82.4
Other operating income (expenses)	(68,989)	(67,269)	(63,410)	(1,720)	2.6	(3,859)	6.1
Net income before income tax and social contribution	5,230	31,243	30,608	(26,013)	(83.3)	635	2.1
Current and deferred income and social contribution taxes	9,834	(3,430)	(4,969)	13,264	(386.7)	1,539	(31.0)
Net income	15,064	27,813	25,639	(12,749)	(45.8)	2,174	8.5
Net income attributable to owners of the parent company	18,896	27,113	24,907	(8,217)	(30.3)	2,206	8.9

(1) Includes:

(i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$113,262 million and R$117,523 million in the years ended December 31, 2020 and 2019, respectively);
(ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$15,716 million and R$22,760 million in the years ended December 31, 2020 and 2019, respectively);
(iii) interest and similar expenses (R$(73,558) million and R$(75,958) million in the years ended December 31, 2020 and 2019, respectively);
(iv) adjustments to fair value of financial assets and liabilities (R$(8,056) million and R$4,098 million in the years ended December 31, 2020 and 2019, respectively); and
(v) foreign exchange results and exchange variations in foreign transactions (R$2,689 million and R$927 million in the years ended December 31, 2020 and 2019, respectively).

(2) Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income.

2020 compared to 2019

Net income attributable to the owners of the parent company decreased by 30.3%, amounting to R$18,896 million for the year ended December 31, 2020 from R$27,113 million on a year-on-year basis. This result was mainly driven by a 14.4% decrease in operating revenues and a 39.9% increase in expected loss from financial assets and claims. Decrease in net income attributable to the owners of the parent company was partially offset by an increase of R$13,264 million in current and deferred income tax and social contribution. These line items are further described below.

Net interest income decreased by R$19,297 million, or 27.8%, for the year ended December 31, 2020 on a year-on-year basis, mainly driven by a decrease of R$12,154 million in the adjustment to fair value of financial assets and liabilities, mainly due to the tax effect on hedging instruments for our foreign investments.

The result of exchange rate variations on foreign investments is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the Brazilian real against foreign currencies generates gains on our hedging instruments abroad. This affects our tax expenses allocated in line items "current and deferred income and social contribution taxes" and "other operating income (expenses)." In the year ended December 31, 2020, the nominal depreciation of the Brazilian real against the U.S. dollar was 28.9% from a 4.0% depreciation on a year-on-year basis.

34

The tax effect on the hedging instruments for foreign investments resulted on a gain of R$17,701 million for the year ended December 31, 2020 from a gain of R$2,499 million in 2019. As a result, disregarding the aforementioned tax effect on the hedging instruments for our foreign investments, net interest income increased by R$4,095 million in the year ended December 31, 2020 on a year-on-year basis. o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income decreased by 3.6% in the year ended December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$6,365 million in income from securities purchased under agreement to resell and by the decrease of R$2,492 million in compulsory deposits in the Central Bank of Brazil, as a result of low interest rates. On December 31, 2020, the Selic rate was 1.90% per year from 4.40% per year on a year-on-year basis. Our loan portfolio balance increased by 21.9% in the period, whereas revenue from loan portfolio decreased by 1.9%, mainly driven by: (i) lower spread on loan products, particularly for government-backed credit lines for very small, small and middle-market companies, (ii) lower interest rates for financing of working capital, and (iii) regulatory changes, mainly CMN Resolution No. 4765, which imposes a threshold of 8% per month on overdraft interest rates in current account. Furthermore, this result was partially offset by an increase of R$6,224 million in income from financial assets at fair value through other comprehensive income mainly driven by foreign exchange variations. o Interest and similar expenses decreased by 3.2% in the year ended December 31, 2020 on a year-on-year basis, mainly driven by: (i) decrease of R$9,783 million in deposits received under securities repurchase agreements , mainly driven by the reduction of R$23,236 million in assets pledged as collateral – own portfolio, particularly in government securities; and (ii) decrease in financial expenses on technical provisions for insurance and private pension plans, which totaled an expense of R$8,121 million in the year ended December 31, 2020 from an expense of R$16,720 million on a year-on-year basis, due to the lower net value of assets of investment fund units and consequent impact on pension plans. This result was partially offset by the increase in interbank market debt, mainly driven by an increase of R$6,848 million in export and import financing, which in turn was impacted by foreign exchange variation. Please see “Note 21 –Interest and Similar Income and Expense and Net Gain (Loss) on Investment in Securities and Derivatives” to our audited consolidated financial statements for further information about interest and similar expenses. Non-interest income increased by 5.1%, totaling R$50,146 in the year ended December 31, 2020 on a year-on-year basis, mainly driven by a rise of 71.4%, or R$2,957 million, in other revenues, mainly due to gains from the partial disposal of our shares in XP Inc. On December 2 and 17, 2020, we sold 4.44% and 0.07%, respectively, of our interest in XP Inc., through a public offering on Nasdaq, which generated income before taxes in the amount of R$3,996 million. Concurrently to these sales, XP Inc. completed a public offering (follow-on) which resulted in the dilution of our interest, reaching 41.00% of XP Inc.’s total capital stock, giving rise to gains from the primary subscription of our investment in XP Inc. of R$545 million. This increase in non-interest income was partially offset by a drop of 1.2%, or R$475 million, in banking service fees, on a year-on-year basis, mainly driven by a decrease of R$1,806 million in revenue from transactions with credit and debit cards, including acquiring activities, revenue from merchant discount rate (MDR), rental of equipment and factoring receivables, occurred mostly in the first half of 2020 as a result of the social distancing measures adopted in response to the Covid-19 pandemic. This decrease in banking service fees was offset by: (i) Increase of 15.2%, or R$382 million, in revenue from advisory and brokerage services on a year-on-year basis, mainly driven by an increment in capital market activities. On December 31, 2020, we were the underwriters in fixed-income transactions in Brazil totaling R$6,936 million and were ranked 1st in volume of business in this segment according to the Brazilian Association of Financial and Capital Markets (ANBIMA). We also provided financial advisory services to 47 35 mergers and acquisitions in South America over 2020, totaling US$8,139 million in business volume, being ranked 1st in number of trades according to Dealogic; and (ii) Increase of 10.8%, or R$614 million, in revenue from asset management fees on a year-on-year basis. Our assets under management rose by 14.2% in the year ended December 31, 2020 on a year-on-year basis, accounting for increases of 14.7% in revenue from own product fees and of 11.2% in revenue from open platform fees. The table below presents the main components of banking service fees for the years ended December 31, 2020 and 2019: (in R$ million) Please see “Note 3 – Business development” to our audited consolidated financial statements for further information on our interest in XP Inc. Please see “Note 22 – Banking service fees” to our audited consolidated financial statements for further information on banking service fees. Expected Loss from Financial Assets and Claims To fully reflect the risk of our loan operations, we adopt the expect loss model to account for operations from the moment credit is granted on, which are adjusted from time to time based on macroeconomic variables and each client’s specific circumstances. In 2020, in the face of the Covid-19 pandemic, the economic scenarios had an even greater impact on the calculation of provision for loan losses. On December 31, 2020, our coverage ratio was 319.9% from 229.5% on a year-on-year basis, as a result of the changes to macroeconomic variables and each client’s specific circumstances. Specifically, in 2020 we increased our provision for expected loan losses for clients who have had no warnings signs of worsening conditions up to the Covid-19 outbreak (default or downgrade in client score). Our credit risk governance has allowed us to promptly respond to the impacts of the Covid-19 pandemic on our loan portfolio, enabling us to rapidly access the information required for the crisis management forum’s daily discussions and actions. Our expected losses on financial assets and claims increased by R$7,413 million, or 39.9%, in the year ended December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$6.154 million in expected losses on loan and leases in the year ended December 31, 2020. Such increase is associated with the changes in the macroeconomic scenario and unfavorable financial prospects for individuals and companies from the half of March 2020 on, as a result of the Covid-19 pandemic. In the year ended December 31, 2020, we recognized a 36 provision for expected loan losses in the amount of R$6,249 million for loan operations in Latin America, mainly driven by certain corporate clients in Latin America. Our expected loan losses on very small, small and middle-market companies increased by R$1,820 million, mainly driven by a higher balance of loan operations in those segments caused by the government-back credit lines, such as the National Support Program for Very Small and Small Companies (Pronampe) and the Investment Guarantee Fund (FGI).

Please see "Note 2— – Significant accounting policies" to our audited consolidated financial statements for further information on the assessment of our expected loan losses.

Please see "Note 10 – Loan and lease operations" to our audited consolidated financial statements for further information on our loan and lease operations.

Non-performing loans: We calculate 90-day non-performing loans ratio (NPL) as the ratio of the value of 90-day NPL to loan portfolio.

On December 31, 2020, our 90-day NPL ratio was 2.7%, down 76 basis points on a year-on-year basis, mainly due to a 78 basis points decrease of the 90-day NPL ratio for loans to individuals and a 49 basis points decrease for loans to companies, mainly driven by loans with reprofiled payment terms offered to our clients in response to the Covid-19 pandemic. The higher balance of renegotiated loan operations has led to a decrease in the 90-day NPL balance in the period. Compared to September 30, 2020, our 90-day NPL increased by 10 basis points in the quarter ended December 31, 2020, mainly driven by the end of the grace period of loans reprofiled in previous periods.

- We calculate 15-90 day NPL ratio as the ratio of the value of 15-90 day NPL to loan portfolio. The 15-90 day NPL ratio is an indicator of early delinquency.
- On December 31, 2020, our 15-90 day NPL ratio was 1.8%, down 50 basis points on a year-on-year basis. During this period, the 15-90 day NPL for loans to companies increased 9 basis points. Our 15-90 day NPL ratio of loans to individuals decreased 96 basis points due to loans with reprofiled payment terms offered to our clients in response to the Covid 19 pandemic. The increase in the balance of renegotiated loan operations has resulted in lower 15-90 day NPL in the period compared to 2019. In que quarter ended December 31, 2020, our 15-90 day NPL ratio for companies increased 47 basis points, mainly driven by the end of the grace period of reprofiled loans in previous periods.

The loan portfolio with reprofiled payment terms totaled R$50.8 million on December 31, 2020, a 5.0% decrease from September 30, 2020. We believe that this slowdown in the increase of the portfolio with reprofiled payment terms is directly tied to the improved macroeconomic environment, which has reduced the demand for this aid scheme.

By December 31, 2020, 96.1% of the grace periods of loans with reprofiled payment terms had expired, of which 82.6% of payments were performing (and 8.3% of outstanding amounts for loans with reprofiled payment terms were past due 15 to 90 days and 5.2% were past due over 90 days).


Non-overdue reprofiled loan portfolio
86.5%
As of December 31, 2020
Performing
82.6%
Overdue between 15-90 days
8.3%
Overdue over 90 days
5.2%
Within Grace Periods
3.9%

The chart below shows a comparison of both NPL ratios for each quarter on December 31, 2019 through December 31, 2020:

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o Coverage ratio (90 days): We calculate coverage ratio as provisions for expected losses recognized to 90-day NPL. On December 31, 2020, coverage ratio was 319.9% compared to 229.5% on December 31, 2019. This increase was mainly driven by lower balance of loans past due over 90 days, as a result of the loans with reprofiled payment terms, and to the provision recognized over the changes in the macroeconomic scenario from the second half of March 2020 on, as captured by our loan loss provision model. In the quarter ended December 31, 2020, our coverage ratio dropped 19.34 percentage points, due to the increase in 90-day NPL caused by the end of grace period of reprofiled loans in previous periods. The chart below shows a comparison of both NPL ratios for each quarter on December 31, 2019 through December 31, 2020: Other operating income (expenses) increased by 2.6% to an expense of R$68,989 million in the year ended December 31, 2020 from an expense of R$67,269 million in 2019, mainly due to the non-recurring events as follows: (i) decrease in goodwill impairment and intangible assets recorded by Itaú Corpbanca in the amount of R$5,906 million; (ii) a R$1,047 donation million to the Todos pela Saúde (All for Health) program; and (iii) 38 increase of R$2,385 million in personnel expenses over the voluntary severance program launched in 2019. The Todos pela Saúde Program is an initiative set up by Itaú Unibanco in April 2020 to fight the effects of the Covid-19 pandemic on Brazilian society. Disregarding the aforementioned non-recurring events, our operating income (expenses) dropped 2.3% to an expense of R$57,254 million in the year ended December 31, 2020 from an expense of R$58,627million in 2019, mainly due to: (i) decrease of R$872 million in personnel expenses as a result of fewer terminations, which were suspended from March to September 2020 owing to the actions implemented to address the impacts of the Covid-19 pandemic. Furthermore, our profit sharing expenses decreased as a result of the challenging macroeconomic scenario due to the Covid-19 pandemic, which led to lower profits. This result was partially offset by: (a) increase in compensation expenses, mainly driven by the rise in the total number of employees, particularly technology department professionals, and (b) Collective bargaining agreement, which settled for a 1.5% salary increase and a R$2,000 bonus to employees in Brazil in September 2020; (ii) decrease of R$567 million in credit card selling expenses in connection with the certification of REDE and decrease in credit card brand expenses caused by a downturn in economic activity over the social distancing measures adopted in view of the Covid-19 pandemic; and (iii) decrease of R$55 million in administrative expenses, notably lower expenses on data processing and telecommunications, marketing, promotions and advertising, travel and transportation, over reduction in commuting and remote working arrangements during the Covid-19 pandemic. Please see “Note 23 – General and administrative expenses” to our audited consolidated financial statements for further information. Current and deferred income tax and social contribution totaled an income of R$9,834 million in the year ended December 31, 2020 from an expense of R$3,430 million in 2019. This was mainly driven by tax effect on hedging instruments for our foreign investments, as mentioned in item “Net interest income”, which totaled a gain of R$16,097 million in the year ended December 31, 2020 from a gain of R$2,281 million in 2019. Disregarding this tax effect, current and deferred income and social contribution taxes increased 9.7% in the year ended December 31, 2020 from 2019. In 2019 tax authorities reduced for some time the income tax and social contribution rate to 40%. However, from March 1, 2020 on, the rate was back to 45%. This rise in rate was partially offset by: (i) increases in the provisions for expected loan losses in the period (giving rise to deferred tax assets) and (ii) decrease in income before income tax and social contribution. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further information. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence funding and lending costs. The main change in income are outlined in item 10.2a of this Manual. c) Impact of inflation, changes in prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the issuer, if material We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios. 39

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4557 of February 23, 2017, and Circular No. 3354 of June 27, 2007 of the Central Bank of Brazil. The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management’s dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified to minimize possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2020 (*) 12/31/2019 (*) 12/31/2018 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais -(12.6) (24.7) (0.7) (86.4) (215.0) (0.2) (18.3) (56.5) Foreign exchange coupons Rates of currency coupons0.5 0.6 4.0 (0.3) (21.9) (42.3) -(9.0) (31.2) Foreign currencies Exchange variation rates(3.8) (69.4) 112.6 (0.3) 80.1 427.6 (5.0) (185.6) (451.8) Price indices Rates of price index coupons(0.7) (36.7) (72.7) (0.2) (3.0) (4.5) (0.5) (19.5) (41.2) Reference rate Rates of TR coupons————-Shares Share price 0.7 16.4 3.3 2.1 2.6 185.0 0.5 (23.0) 45.5 Others Exposures that do not fall under the definitions above-(11.0) (33.3) -(2.2) (6.9) -(2.5) (8.1) TOTAL(3.3) (112.7) (10.8) 0.6 (30.8) 343.9 (5.2) (257.9) (543.3) (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2020 (*) 12/31/2019 (*) 12/31/2018 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (7.4) (731.9) (1,435.6) (11.6) (1,383.8) (2,776.9) (7.9) (1,305.9) (2,582.5) Foreign exchange coupons Rates of currency coupons(5.4) (224.6) (430.0) (2.9) (196.4) (377.4) (1.6) (245.2) (477.9) Foreign currencies Exchange variation rates(0.7) (49.3) 123.9 2.2 47.2 322.3 (5.3) (198.5) (476.1) Price indices Rates of price index coupons(0.9) (215.3) (516.2) (6.5) (460.7) (868.8) (0.6) (58.7) (124.8) Reference rate Rates of TR coupons1.1 (67.9) (161.9) 0.5 (65.9) (159.1) 0.4 (96.1) (227.6) Shares Share price 9.3 (197.7) (425.2) 6.0 (94.5) (9.3) 4.4 (117.7) (143.9) Others Exposures that do not fall under the definitions above(0.1) (11.3) (34.4) -(8.6) (26.2) 0.1 6.3 11.2 TOTAL(4.1) (1,498.0) (2,879.4) (12.3) (2,162.7) (3,895.4) (10.5) (2,015.8) (4,021.6) (*) Amounts net of tax effects. To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among many factors: • Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices; • Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor; • Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2020, total average Value at Risk (VaR) under historical simulation amounted to R$282 million, or 0.2% of total stockholders’ equity (for the whole of 2019 it was R$334 million or 0.2% of total stockholders’ equity). Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, being primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currencies, mainly U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank of Brazil regulates our foreign currency positions. Please see section “Currency risk” of the Complete Financial Statements (IFRS), Note 32 – Risk and capital management for further information. The gap management policy adopted by the CSRML takes into account tax effects related to our foreign exchange positions. Since gains from foreign exchange rate variation on foreign investments are given a specific 40 treatment, we have set up hedge (a liability in foreign currency derivative instruments) in amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and purchase of dollar-linked securities. The information below has been prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$60.7 billion on December 31, 2020, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedge or hedge accounting to net foreign investments. 41

Exchange Rate Sensitivity	As of December 31, 2020				
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)				
Assets	1,464,342	514,648	40,260	2,019,251	27.5
Cash	9,169	34,133	2,922	46,224	80.2
At Amortized Cost	929,754	324,291	21,754	1,275,799	27.1
Compulsory deposits in the Central Bank of Brazil	90,059	-	-	90,059	-
Interbank deposits	17,775	37,910	-	55,685	68.1
Securities purchased under agreements to resell	237,529	2,414	-	239,943	1.0
Securities	103,146	26,658	-	129,804	20.5
Loan operations and lease operations portfolio	446,207	245,815	22,082	714,104	37.5
Other financial assets	67,425	25,830	-	93,255	27.7
(-) Provision for Expected Loss	(32,387)	(14,336)	(328)	(47,051)	31.2
At Fair Value Through Other Comprehensive Income	46,704	60,940	2,298	109,942	57.5
Securities	46,704	60,940	2,298	109,942	57.5
At Fair Value Through Profit or Loss	370,685	81,627	13,269	465,581	20.4
Securities	360,885	23,353	4,833	389,071	7.2
Derivatives	9,794	58,274	8,436	76,504	87.2
Other financial assets	6	-	-	6	-
Investments in associates and joint ventures	15,568	2	-	15,570	-
Fixed assets, net	5,790	1,147	-	6,937	16.5
Goodwill and Intangible assets, net	11,305	6,025	-	17,330	34.8
Tax assets	62,443	3,652	-	66,095	5.5
Other assets	12,925	2,831	17	15,773	18.1
Percentage of total assets	72.5	25.6	2.0	100.1	
Liabilities and Stockholders' Equity	1,428,446	571,148	19,657	2,019,251	29.3
At Amortized Cost	986,826	498,388	10,427	1,495,641	34.0
Deposits	559,303	249,115	592	809,010	30.9
Securities sold under repurchase agreements	225,476	47,888	-	273,364	17.5
Interbank market debt	86,017	68,649	1,369	156,035	44.9
Institutional market debt	14,154	117,470	6,684	138,308	89.8
Other financial liabilities	101,876	15,266	1,782	118,924	14.3
At Fair Value Through Profit or Loss	12,750	63,985	2,918	79,653	84.0
Derivatives	12,745	63,842	2,918	79,505	84.0
Structured notes	-	143	-	143	100.0
Other financial liabilities	5	-	-	5	-
Provision for Expected Loss	3,638	737	17	4,392	17.2
Loan Commitments	3,124	350	11	3,485	10.4
Financial Guarantees	514	387	6	907	43.3
Reserves for insurance and private pension	221,000	-	-	221,000	-
Provisions	19,659	160	-	19,819	0.8
Tax liabilities	4,716	994	-	5,710	17.4
Other liabilities	25,332	6,884	6,295	38,511	34.2
Non-controlling interests	11,532	-	-	11,532	-
Total stockholders' equity attributed to the owners of the parent com	142,993	-	-	142,993	-
Percentage of total liabilities and stockholders' equity	70.7	28.3	1.0	100.0	

(1) Predominantly U.S. dollar.

42

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of results by segment The current business segments of Itaú Unibanco are described below: ? Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. ? Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients. ? Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments. b) incorporation, acquisition or disposal of ownership interest XP INVESTIMENTOS S.A.: On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.1% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. The first tranche was approved (i) in March 2018, by Conselho Administrativo de Defesa Econômica (CADE), and (ii) in August 2018, by the Central Bank. As a condition, we entered into concentration control agreements (i) with CADE, whereby we undertook, among other obligations (a) if requested, to distribute proprietary investment products through open platforms competing with XP Investimentos S.A. platforms in a non-discriminatory manner; and (b) to not promote the targeting of its customers to XP Investimentos S.A. platforms; and (ii) with the Central Bank, whereby we undertook: (a) not to acquire control of XP Investimentos S.A. for 8 years counted from the execution of the concentration control agreement; and (b) to cancel our call options and XP Controle’s put options. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Further, the shareholders of XP Inc. entered into a shareholders’ agreement substantially similar to the then existing shareholders’ agreement of XP Investimentos S.A. XP Inc. has a board of directors comprised of thirteen members, out of which XP Controle Participações S.A. nominated seven, we nominated two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) nominated one, 43 and the remaining three members are independent directors. Such independent directors are also members of the audit committee of XP Inc., which is comprised of three members nominated as follows: we nominated two members, and XP Controle Participações S.A. nominated one member of the audit committee. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc. completed its initial public offering and listing on Nasdaq. We did not sell any shares of XP Inc. in this offering and, as a result, our ownership interest changed from 49.9% to 46.05% . On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.‘s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A., subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. was 40.52%, as of December 31, 2020. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to our shareholders. The shares issued by XPart S.A. will be attributed to our stockholders in the same number, type and proportion of the shares previously held by them in Itaú Unibanco Holding. Subject to the Central Bank’s approval, in 2022, we expect to acquire an additional stake corresponding to approximately 11.38% of the capital stock of XP Inc. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. The purpose of the Transaction is to segregate this business line from the Itaú Unibanco conglomerate into a new company (XPart SA), which is represented by Itaú Unibanco Conglomerate’s investment in XP, so that the Company’s stockholders will receive a equity interest in the same number and proportion of the shares they hold in Itaú Unibanco itself. Additionally, the Transaction allows Itaú Unibanco and XPart S.A to operate independently, with well-defined business goals. Therefore, the main benefit of the Transaction is value creation to the Company’s stockholders. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis) for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. 44

IRB Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In 2020: (i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased to 20% from 15%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. In 2018 there were no material unusual events. 10.4. Executive officers should comment on: a) Significant changes in accounting policies In 2020 there were no significant changes in accounting policies. 45

In 2019, IFRS 16 – Leases was adopted. This pronouncement has replaced IAS 17 – Leases as well as related interpretations (IFRIC 4, SIC 15 and SIC 27). The main changes introduced by the IFRS 16 were the elimination of the need for lessees to account for operating leases with the advancement of a single lease model, consisting of: (a) initially accounting for all leases in assets (right-of-use asset) and liabilities (other liabilities) at present value; and (b) accounting for depreciation of right-of-use-assets and lease interest separately in profit or loss. We have adopted the IFRS 16 through the modified retrospective transition model, using the criteria as follows: • a single discount rate to be applied to a portfolio of lease contracts with similar characteristics; • lease liability and right-of-lease assets are measured at present value of remaining lease payments; and • review of contracts and lease terms. Furthermore, no new finance sub leases were recorded. In 2018, IFRS 9 – Financial Instruments was adopted to replace IAS 39 – Financial Instruments: Recognition and Measurement. The main changes identified with the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. We have applied the IFRS 9 retrospectively as from January 1, 2016, except for hedge accounting requirements, for which we will continue to apply IAS 39. Furthermore, we have changed the policy related to partial write-off of financial assets under IAS 8, aligning the behavior of recovery of financial assets to their economic recognition. Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about changed policies. b) significant effects of the changes in accounting policies In 2020 and 2019, there were no effects from changes in accounting policies. In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in accounting policies in 2020, basically from the adoption of IFRS 9, have adversely impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) qualifications and emphases presented in the auditor’s report There were no qualifications or emphases in the auditor’s report for 2020, 2019, and 2018. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular the accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, deferred tax assets, long-lived assets, useful lives of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests Overview Our main accounting policies are described in Note 2 to the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. The preparation of the consolidated financial statements involves certain estimates and assumptions derived from past experience and various other factors that we deem reasonable and relevant. While we continuously review these estimates and assumptions in the ordinary course of business, the portrayal of our financial position and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements under IFRS requires Management to make estimates and assumptions that affect the amounts of assets, liabilities, and contingent assets reported on the 46 date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined based on such estimates and assumptions. The consolidated financial statements include various estimates and assumptions. The critical accounting estimates and assumptions that significantly impact assets’ and liabilities’ carrying amounts are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: • Term: we consider the maximum contractual period in which we will be exposed to the credit risk of financial instruments. However, the estimated useful life of assets without a determined maturity term is based on the period of exposure to credit risk. Additionally, all contractual terms are included in the calculation of expected life, including prepayment and rollover options. • Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with internally-prepared projections to determine the impact of these estimates upon calculation of expected credit losses. • Probability-weighted loss scenarios: we use weighted scenarios to determine expected credit losses during a period suitable for a classification in stages, considering a forecast based on economic variables. • Macroeconomic scenario: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from initial recognition by using relative and absolute triggers (indicators) that take into account delays and the probability of default (PD) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3f. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their use. The expected realization of deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives, not traded in active markets, is calculated through valuation techniques. This calculation is based on assumptions that consider Management’s judgments based on market information and conditions on the balance sheet date. We classify fair value measurements through a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of fair value of financial instruments, including derivatives, as well as of fair value hierarchy is disclosed in Note 28. The team responsible for pricing assets follows the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and revises the index longer terms from time to time. At the end of monthly closes, our departments meet for a new round of analyses related to classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use several assumptions. The discount rate is among the assumptions used for estimating the net cost (income) of these plans. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. 47

We determine the appropriate discount rate at each year end, which is used to calculate the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of treasury bonds denominated in Brazilian reais, the currency in which benefits will be paid, with maturity terms close to the terms of related liabilities. Key assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on Management’s best estimates, factoring in the opinion of legal counsel whenever it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured through models and criteria that allow for its proper measurement despite uncertainties inherent in timing and amounts. Provisions, contingencies and provisions, contingencies and legal liabilities are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and plan participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks and the actuary’s experience, aimed at the best market practices and ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill impairment Goodwill impairment testing involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of whom will benefit from such acquisition. Determining expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Assets are tested for impairment on a semi-annual basis. In accordance with the Complete financial statements (IFRS) Note 23, in 2020 adjustment to goodwill impairment and intangible assets of Itaú Corpbanca were recognized, net of tax effects and interest of non-controlling stockholders, in the amount of R$(1,452). In 2019 and 2018 we did not identify goodwill impairment. 10.6. Executive officers should describe relevant items that are non-evidenced in the issuer’s financial statements, describing: a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as: I- Operating leases, assets and liabilities Not applicable, except for those already disclosed in the Financial Statements under IFRS. I – Written-off portfolios of receivables for which the entity bears the risks and responsibilities, indicating the related liabilities 48

Not applicable, except for those already disclosed in the Financial Statements under IFRS. III—Agreements for future purchase and sale of products or services Not applicable, except for those already disclosed in the Financial Statements under IFRS. IV –Construction contracts – completion in progress Not applicable, except for those already disclosed in the Financial Statements under IFRS. V- Contracts to receive future financing Not applicable, except for those already disclosed in the Financial Statements under IFRS. b) Other items that are not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 12/31/2020 12/31/2019 12/31/2018 Off balance commitments 366 – 720 Over 720 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 Total 0 – 30 31 – 365 Total Total days days days days days days Financial Guarantees 2,859 24,491 6,428 35,155 68,933 1,286 19,447 9,359 36,628 66,720 1,305 17,314 5,509 41,977 66,105 Commitments to be released 128,792 27,144 11,776 153,193 320,905 125,664 22,818 7,064 149,876 305,422 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 41,477 ——41,477 15,013 ——15,013 10,747 ——10,747 Contractual commitments—Fixed and Intangible assets (Notes 13 and 14)—36 — 36—273 — 273—405 273—678 Total 173,128 51,671 18,204 188,348 431,351 141,963 42,538 16,423 186,504 387,428 122,961 43,696 11,578 172,138 350,373 10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items have changed or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements Not applicable. b) nature and purpose of the operation Not applicable. c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I—Quantitative and qualitative description of the investments in progress and expected investments II—Sources of investment financing III—Relevant divestitures in progress and expected divestitures Actual and expected investments and divestitures in 2020 are described in item 10.3b. At the end of 2020, we had 4,337 branches and customer site branches in Brazil and abroad, 167 less from the end of 2019, when our service network had 4,504 units. This drop in the number of physical branches and the larger number of digital branches are consistent with our clients’ profile, who increasingly demand services via digital channels, aligned with our efficiency-driven activities. We continued to massively invest in technology in 2020 to modernize our platform and develop solutions and services to improve our client experience. We closed 2020 with 196 digital branches in Brazil. During 2020 we hired 3,700 more employees to our technology team. This strengthens our commitment to ramping up technology investment and moving forward in our digital transformation journey. 49

Committed to speeding up the digital transformation process, we hired more professionals to the technology department and from the second quarter of 2020 on we have counted on the collaboration of Zup’s employees. Our staff has thus increased 1.7% on a year-on-year basis. The source of funding for these investments is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets expected to have a material impact on the Issuer’s production capacity. Not applicable. c) New products and services, indicating: I—Description of researches in progress already disclosed II—Total amounts spent by the issuer on research for the development of new products and services III—Projects in progress already disclosed IV—Total amounts spent by the issuer in the development of new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in other items of this section The complete consolidated financial statements under IFRS for 2020 are available on our website: www.itau.com.br/relacoes-com-investidores > MENU > RESULTS CENTER > RESULTS > COMPLETE FINANCIAL STATEMENTS (IFRS) – 4Q2020. Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco’s internal policy, which sets out the rules, procedures and responsibilities of the bank’s internal departments in relation to such sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publication totaled R$1,095 million in 2020, R$1,325 million in 2019 and R$1,419 million in 2018. 50

ATTACHMENT II
ITEMS 12.5 A 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION No. 480/09

With respect to each Member of the Issuer's Board of Directors, which reelection will be proposed by the controlling stockholder, see the following information:

12.5 to 12.8 (except for item 12.5 "m")				
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	RICARDO VILLELA MARINO
Date of birth		10.20.1959	10.13.1954	01.28.1974
Profession		Banker	Engineer	Engineer
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	252.398.288-90
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: I - any criminal conviction; II. any conviction in an administrative proceeding of CVM and the punishments applied; III. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive member)	Co-chairman of the Board of Directors (Non-executive member)	Vice Chairman of the Board of Directors (Non-executive member)
		Chairman of Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee	Member of the Strategy Committee
		Chairman of the Strategy Committee	Member of the Strategy Committee	
		Chairman of the Personnel Committee	Chairman of the Compensation Committee	
		Member of the Social Responsibility Committee		
Board of Directors (13 meetings)	**Office held**	Member	Member	Member
	Date of election	04.27.2021	04.27.2021	04.27.2021
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	13	13	13
	Percentage of attendance at meetings held (3)	100	92,31	100
Compensation Committee (4) (2 meetings)	**Office held**		Member	
	Date of election		04.29.2021	
	Date of investiture		04.29.2021	
	Term of office		Annual	
	Number of consecutive terms of office (2)		4	
	Percentage of attendance at meetings held (3)		100	
Strategy Committee (5 meetings)	**Office held**	Member	Member	Member
	Date of election	04.29.2021	04.29.2021	04.29.2021
	Date of investiture	04.29.2021	04.29.2021	04.29.2021
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	12	12	11
	Percentage of attendance at meetings held (3)	100	100	100
Nomination and Corporate Governance Committee (2 meetings)	**Office held**	Member		
	Date of election	04.29.2021		
	Date of investiture	04.29.2021		
	Term of office	Annual		
	Number of consecutive terms of office (2)	12		
	Percentage of attendance at meetings held (3)	100		
Personnel Committee (3 meetings)	**Office held**	Member		
	Date of election	04.29.2021		
	Date of investiture	04.29.2021		
	Term of office	Annual		
	Number of consecutive terms of office (2)	12		
	Percentage of attendance at meetings held (3)	100		
Capital and Risk Management Committee (7 meetings)	**Office held**		Member	
	Date of election		04.29.2021	
	Date of investiture		04.29.2021	
	Term of office		Annual	
	Number of consecutive terms of office (2)		12	
	Percentage of attendance at meetings held (3)		85.71	
Social Responsibility Committee (3 meetings)	**Office held**	Member		
	Date of election	04.29.2021		
	Date of investiture	04.29.2021		
	Term of office	Annual		
	Number of consecutive terms of office (2)	3		
	Percentage of attendance at meetings held (3)	100		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 28, 2021 were taken into account to calculate the percentage of attendance at meetings held;

(4) The Committee also has the participation of Geraldo Carbone as a non-management member.

51

12.5 to 12.8 (except for item 12.5 "m")				
Name		ALFREDO EGYDIO SETUBAL	ANA LÚCIA DE MATTOS BARRETTO VILLELA	CANDIDO BOTELHO BRACHER
Date of birth		09.01.1958	10.25.1973	12.05.1958
Profession		Business administrator	Pedagogic professional	Business administrator
Individual Taxpayer's Registry (CPF) number		014.414.218-07	066.530.828-06	039.690.188-38
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: I - any criminal conviction; II. any conviction in an administrative proceeding of CVM and the punishments applied; III. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the issuer		Member of the Board of Directors (non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Member of the Board of Directors (non-executive member) CEO (left the position) Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee
Board of Directors (13 meetings)	Office held	Member	Member	Member
	Date of election	04.27.2021	04.27.2021	04.27.2021
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	13	3	- (4)
	Percentage of attendance at meetings held (3)	100	100	- (4)
Nomination and Corporate Governance Committee (2 meetings)	Office held	Member	Member	
	Date of election	04.29.2021	04.29.2021	
	Date of investiture	04.29.2021	04.29.2021	
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	12	3	
	Percentage of attendance at meetings held (3)	50	100	
Personnel Committee (3 meetings)	Office held	Member	Member	
	Date of election	04.29.2021	04.29.2021	
	Date of investiture	04.29.2021	04.29.2021	
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	6	3	
	Percentage of attendance at meetings held (3)	66.67	66.67	
Social Responsibility Committee (3 meetings)	Office held	Member	Member	Member
	Date of election	04.29.2021	04.29.2021	04.29.2021
	Date of investiture	04.29.2021	04.29.2021	04.29.2021
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	3	3	3
	Percentage of attendance at meetings held (3)	100	100	66.67%
Capital and Risk Management Committee (7 meetings)	Office held			Member
	Date of election			04.29.2021
	Date of investiture			04.29.2021
	Term of office			Annual
	Number of consecutive terms of office (2)			- (4)
	Percentage of attendance at meetings held (3)			- (4)
Compensation Committee (5) (2 meetings)	Office held			Member
	Date of election			04.29.2021
	Date of investiture			04.29.2021
	Term of office			Annual
	Number of consecutive terms of office (2)			- (4)
	Percentage of attendance at meetings held (3)			- (4)

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held;

(4) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company's Board of Directors;

(5) The Committee also has the participation of Geraldo Carbone as a non-management member.

52

12.5 to 12.8 (except for item 12.5 “m”) Name FÁBIO COLLETTI BARBOSA FREDERICO TRAJANO INÁCIO RODRIGUES JOÃO MOREIRA SALLES Date of birth 10.03.1954 03.25.1976 04.11.1981 Profession Business administrator Business administrator Economist Individual Taxpayer’s Registry (CPF) number 771.733.258 -20 253.929.608 -47 295.520.008 -58 Elected by the controlling stockholder yes yes yes Independent Member (1) yes yes no Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the no no no legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Member of the Board of Directors (independent member) Member of the Board of Directors (independent member) Member of the Board of Directors (non-executive member) Member of the Strategy Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Compensation Committee Other positions held or roles currently performed at the Issuer Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee Office held Member Member Member Date of election 04.27.2021 04.27.2021 04.27.2021 Date of investiture Board of Directors (13 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 6 1 4 Percentage of attendances at meetings held (3) 100 84.62 100 Office held Member Date of election 04.29.2021 Related Parties Date of investiture 04.29.2021 Committee (4 meetings) Term of office Annual Number of consecutive terms of office (2) 4 Percentage of attendance at meetings held (3) 100 Office held Member Member Date of election 04.29.2021 04.29.2021 Date of investiture 04.29.2021 04.29.2021 Strategy Committee (5 meetings) Term of office Annual Annual Number of consecutive terms of office (2) 6 4 Percentage of attendance at meetings held (3) 100 100 Office held Member Date of election 04.29.2021 Date of investiture 04.29.2021 Personnel Committee (3 meetings) Term of office Annual Number of consecutive terms of office (2) 6 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.29.2021 Social Responsibility Date of investiture 04.29.2021 Committee (3 meetings) Term of office Annual Number of consecutive terms of office (2) 3 Percentage of attendance at meetings held (3) 100 Office held Member Nomination and Date of election 04.29.2021 Corporate Date of investiture 04.29.2021 Governance Committee Term of office Annual (2 meetings) Number of consecutive terms of office (2) 6 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.29.2021 Compensation Date of investiture 04.29.2021 Committee (9) (2 meetings) Term of office Annual Number of consecutive terms of office (2)—(4) Percentage of attendance at meetings held (3)—(4) (1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view; (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held; (4) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company’s Board of Directors; (9) The Committee also has the participation of Geraldo Carbone as a non-management member. 53

12.5 to 12.8 (except for item 12.5 “m”) Name MARCO AMBROGIO CRESPI BONOMI MARIA HELENA DOS SANTOS FERNANDES DE SANTANA PEDRO LUIZ BODIN DE MORAES Date of birth 05.06.1956 06.23.1959 07.13.1956 Profession Economist Economist Economist Individual Taxpayer’s Registry (CPF) number 700.536.698 -00 036.221.618 -50 548.346.867 -87 Elected by the controlling stockholder yes yes yes Independent Member (1) yes yes yes Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the no no no legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Member of the Board of Directors (independent Member of the Board of Directors (independent member) Member of the Board of Directors (independent member) member) Member of the Capital and Risk Management Chairman of the Capital and Risk Management Other offices or functions held at the issuer Member of the Related Parties Committee Committee Committee Member of the Nomination and Corporate Governance Member of the Related Parties Committee Committee Office held Member Member Member Date of election 04.27.2021 04.27.2021 04.27.2021 Date of investiture Board of Directors (13 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 4—(4) 13 Percentage of attendance at meetings held (3) 100—(4) 100 Office held Member Member Date of election 04.29.2021 04.29.2021 Capital and Risk Date of investiture 04.29.2021 04.29.2021 Management Committee Term of office Annual Annual (7 meetings) Number of consecutive terms of office (2) 3 12 Percentage of attendance at meetings held (3) 100 100 Office held Member Nomination and Date of election 04.29.2021 Corporate Date of investiture 04.29.2021 Governance Committee Term of office Annual (2 meetings) Number of consecutive terms of office (2) 4 Percentage of attendance at meetings held (3) 100 Office held Member Member Date of election 04.29.2021 04.29.2021 Related Parties Date of investiture 04.29.2021 04.29.2021 Committee (4 meetings) Term of office Annual Annual Number of consecutive terms of office (2)—(4) 8 Percentage of attendance at meetings held (3)—(4) 100 (1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view; (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held; (4) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company’s Board of Directors. 54

With respect to each member of the Issuer's Fiscal Council, whose election and reelection will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI), information is as follows:

12.5 to 12.8 (except for item 12.5 "m")				
Name		JOSÉ CARUSO CRUZ HENRIQUES	ALKIMAR RIBEIRO MOURA	ARTEMIO BERTHOLINI
Date of birth		12.31.1947	08.09.1941	04.01.1947
Profession		Lawyer	Economist	Accountant
Individual Taxpayer's Registry (CPF) number		372.202.688-15	031.077.288-53	095.365.318-87
Elected by the controlling stockholder		yes	yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the Issuer		Chairman of the Fiscal Council	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Fiscal Council (4 meetings)	Elective position held	Member	Member	Member
	Date of election	04.27.2021	04.27.2021	04.27.2021
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	10 (8)	5	- (4)
	Percentage of attendance at meetings held (3)	100	100	- (4)

Name		RENALDO GUERREIRO	JOÃO COSTA	RENE GUIMARÃES ANDRICH
Date of birth		02.10.1953	08.10.1950	08.04.1971
Profession		Accountant	Economist	Accountant
Individual Taxpayer's Registry (CPF) number		503.946.658-72	476.511.728-68	709.926.659-49
Elected by the controlling stockholder		yes	yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the Issuer		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Fiscal Council (4 meetings)	Elective position held	Member	Member	Member
	Date of election	04.27.2021	04.27.2021	04.27.2021
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	4	12	1
	Percentage of attendance at meetings held (3)	- (10)	- (10)	- (10)

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held;

(4) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company's Fiscal Council;
(8) For consecutive terms of office, the terms of office as an alternate member and the terms of office as an effective member were taken into account;
(10) The alternate members were not required to attend the meetings.

55

With respect to the composition of the Audit Committee(*), information is as follows: 12.5 to 12.8 (except for item 12.5 “m”) Name GUSTAVO JORGE LABOISSIÈRE LOYOLA ALEXANDRE DE BARROS LUCIANA PIRES DIAS Date of birth 12.19.1952 09.06.1956 01.13.1976 Profession Economist Engineer Lawyer Individual Taxpayer’s Registry (CPF) number 101.942.071 -53 040.036.688 -6 251.151.348 -02 Elected by the controlling stockholder Not applicable Not applicable Not applicable Independent Member (10) yes yes yes Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the no no no legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Other offices or functions held at the issuer Chairman of the Audit Committee Effective Member of the Audit Committee Effective Member of the Audit Committee Office held Member Member Member Date of election 04.29.2021 04.29.2021 04.29.2021 Audit Committee Date of investiture (33 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 4—(4) 1 Percentage of attendance at meetings held (3) 100—(4) 100 Name RICARDO BALDIN ROGÉRIO CARVALHO BRAGA OTAVIO YAZBEK Date of birth 07.14.1954 01.30.1956 07.08.1972 Profession Accountant Lawyer Lawyer Individual Taxpayer’s Registry (CPF) number 163.678.040 -72 625.816.948 -15 163.749.928 -06 Elected by the controlling stockholder Not applicable Not applicable Not applicable Independent Member (10) yes yes yes Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the no no no legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Other offices or functions held at the issuer Effective Member of the Audit Committee Effective Member of the Audit Committee Effective Member of the Audit Committee Office held Member Member Member Date of election 04.29.2021 04.29.2021 04.29.2021 Audit Committee Date of investiture (33 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2)—(4)—(4) 1 Percentage of attendance at meetings held (3)—(4)—(4) 100 (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held; (4) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company’s Audit Committee; (10)Allmembers oftheAuditCommitteeareconsideredindependent,inconformitywith theapplicable regulationand underthe terms and conditions of theAudit CommitteeRegulation, andmay notbe, ormay nothave been,in thepast twelvemonths (i)an officer of Itaú Unibanco or its controlled and affiliated companies; (ii) an employee of Itaú Unibanco or its controlled and affiliated companies; (iii) a responsible technician, an officer, a manager, a supervisor or any other member of staff, with a managerial function,oftheteaminvolvedinexternalauditworkforItaúUnibancoor its controlled andaffiliated companies;(iv) amember ofthe FiscalCouncil ofItaú Unibancoor its controlled andaffiliated companies;(v) acontrolling stockholderof ItaúUnibanco orits controlled and affiliated companies; or (vi) a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies; (*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members. 56

With respect to each member of the Issuer's Disclosure and Trading Commitee, see the following information:

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		ALEXSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL	CARLOS HENRIQUE DONEGÁ AIDAR
Date of Birth		10.05.1974	09.01.1958	10.19.1965
Profession		Accountant	Business administrator	Economist
12.5 to 12.8 (except for item 12.5 "m")		031.212.717-09	014.414.218-07	076.630.558-96
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the issuer		Member of the Disclosure and Trading Committee	Member of the Board of Directors (Non-executive member)	Member of the Disclosure and Trading Committee
		Executive Officer	Member of the Disclosure and Trading Committee	
			Member of the Nomination and Corporate Governance Committee	
			Member of the Personnel Committee	
			Chairman of the Social Responsibility Committee	
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	7	12	6
	Percentage of attendances at meetings held (7)	100	100	75

Name		EDUARDO QUEIROZ TRACANELLA	JOSÉ VIRGÍLIO VITA NETO	RENATO LULIA JACOB
Date of Birth		10.01.1974	09.13.1978	05.10.1974
Profession		Publicist	Lawyer	Civil Engineer
Individual Taxpayer's Registry (CPF) number		272.985.178-05	223.403.628-30	118.058.578-00
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the issuer		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Chairman of the Disclosure and Trading Committee
			Officer	Investor Relations Officer
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	2	1	2
	Percentage of attendances at meetings held (7)	100	- (11)	100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(5) There is no election and investiture formally established for this Committee (non -statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) The meetings held from April 22, 2020 to January 18, 2021 were taken into account to calculate the percentage of attendance at meetings held;

(11) On 01.18.2021, it was formalized that Jose Virgilio Vita Neto became part of the Disclosure and Trading Committee.

57

12.5. to 12.8 (with exception to item 12.5 “m”) Name GERALDO JOSÉ CARBONE Date of birth 08.02.1956 Profession Economist Individual Taxpayer’s Registry (CPF) number 952.589.8 18-00 Elected by the controlling stockholder Not applicable Independent Member (1) yes Description of any of the following events that may have taken place over the last five years:i.anycriminal conviction;ii. anyconviction inan administrativeproceeding ofCVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal no oradministrativelevelsthat havesuspended ordisqualified him/herfor theperformance of any professional or commercial activity. Other positions held or roles currently performed at the Issuer Member of the Compensation Committee Office held Member Date of election 04.29.2021 Compensation Date of investiture 04.29.2021 Committee (9) (2 meetings) Term of office Annual Number of consecutive terms of office (2) 3 Percentage of attendances at meetings held (3) 100 (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 26, 2021 were taken into account to calculate the percentage of attendance at meetings held; (9) The Committee also has the participation of Geraldo Carbone as a non-management member. With respect to each member, see below information about item 12.5 “m”: I – main professional experience for the past five years, indicating: • Company’s name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II – All management positions they hold in other companies or third sector organizations. BOARD OF DIRECTORS Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. 58

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura; a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher (Non-Executive Member) has been a partner in the Partners Program since 2010 and the CEO of Itaú Unibanco Group since 2017, and will step down as CEO as of February, 2, 2021. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. 59

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S. João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021. Ms. Santana served as a Member of the Audit Committee at Itaú Unibanco Holding S.A. (2014 to 2020); Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities And Exchange Commission (CVM) (2007 to 2012). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. 60

She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006). Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil. Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. FISCAL COUNCIL José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S. Artemio Bertholini has been a member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of postgraduate courses in Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and a Lecturer engaged for Accounting, Audit, Arbitration and Corporate Governance related events at the Conselho Regional de Contabilidade (CRC/SP). Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Itaúsa S.A. (2006 to 2008), Indústrias Romi S.A. (2009), Itaú Unibanco Holding S.A. (2009 to 2011) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1968 to 1978). 61

He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S. Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA? USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A. (GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre?docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. João Costa has been an Alternate Member of the Fiscal at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009. He was an Effective Member of the Fiscal Council of the Federação Brasileira de Bancos (FEBRABAN); Federação Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A.—Telecomunicações. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCIe – Director with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil. AUDIT COMMITTEE Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Alexandre de Barros (Independent Member) has been an alternate member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020. He has also been a specialist member since 2017 and a member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). 62

Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. Ricardo Baldin (Independent Member and Financial Expert) has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017), and Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. Rogério Carvalho Braga (Independent Member) has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Otavio Yazbek (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015. He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability Board (FSB) (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). 63

He holds a Bachelor’s degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. DISCLOSURE AND TRADING COMMITTEE The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item. Alexsandro Broedel has been a partner in the Partners Program since 2017 and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil. José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renato Lulia Jacob has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. 64

COMPENSATION COMMITTEE

The résumés of Roberto Egydio Setubal, Candido Botelho Bracher and João Moreira Salles (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018).

He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987).

He holds a Bachelor's degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Americel S.A.	Telephony Equipment			x
Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Caixa Econômica Federal (CEF)	Multiple-service banking, with commercial portfolio			x

65

Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF)	Self-Regulatory Entity			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
Conferência Monetária Internacional	International Organization			x
Conselho Editorial da Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM)	Editorial			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
Corban Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Energy Distribution			x
Deutsche Bank Securities	Investment Bank			x
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Editora Almedina	Editorial			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Direito da Fundação Getulio Vargas	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
Gáxtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Big S.A.	Retail sales			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x

66

Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
L. Dias Advogados	Advocacy			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Serasa S.A.	Information Services			x
Sercomtel S.A. Telecomunicações	Telecommunication services			x
Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. (CERC)	Data Processing			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Totvs S.A.	Technology			x
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x

67

Ventor Investimentos Ltda.	Fund management services by contract or commission				x
XP Inc.	Holding company				x
XP Investimentos S.A.	Holding company of non-financial institutions				x
XPRIZE	Non-profit organization				x
Yazbek Advogados	Advocacy				x

12.9 – State the existence of a marital relationship, steady union or kinship of up to second degree between:
a) Issuer's management members;
b) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect subsidiaries;
c) (i) management members of the Issuer and its direct or indirect subsidiaries and (ii) Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect parent companies

a) Issuer's management members:
• Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice President of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) management members of the Issuer and its direct or indirect subsidiaries and (ii) Issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice President of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia.E. Johnston de Participações.

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice President of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice President of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

68

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between the issuer’s management members: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these parties a)Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b)Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are members of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these parties: Not applicable. 69

ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the board of directors, statutory and non-statutory executive board, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on February 23, 2021 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: http://www.itau.com.br/relacoes-com-investidores/> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. In addition, to increase the transparency of our compensation model, as of 2020 we disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as Compensation Policy, discloses to the public compensation model bases and is available on www.itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. Until December 31, 2020, all members complied with the minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions. For 2021, the requirement remains the same; that is, new members of the Executive Committee and the new CEO have a period of 5 years to comply with the requirement. The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. 70

For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on https://www.itau.com.br/investor.relations> Menu > Reports > CVM > Reference Form For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively attributed, paid or recognized in the financial statements. b) compensation composition, indicating: i - description of the compensation elements and the objectives of each one Composition of the annual compensation of members of the Board of Directors, Board of Officers, Fiscal Council and Audit Committee Board of Directors Monthly fixed compensation Monthly fixed compensation Aggregate amount of fees in cash approved Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting at the Annual General Stockholders’ Meeting Annual fixed compensation Benefit plan Stock-based compensation approved Composed of medical and dental care plans, at the Annual General Stockholders’ Meeting check-up, private pension plan, parking lot and life insurance Annual variable compensation Stock-based compensation approved only in Annual variable compensation the event of a resolution of the Compensation Statutory profit, sharing and fees (in cash and Committee, subject to the guidelines of CMN in shares) approved by the Compensation Resolution No. 3,921 and limited to the extent Committee and Limited to the annual amount determined by the Annual General approved at the Annual General Stockholders’ Meeting stockholders’ Meeting Fiscal Council Audit Commitee Monthly fixed compensation Monthly fixed compensation Fees in cash approved at the Annual General Fees in cash determined by the Board Stockholders’ Meeting of Directors In the event that a member of the Board of Directors is also pan of the Board of Officers of itau Unibanco or its subsidiaries the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory or non statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated tor his/her duties executed in the referred Committee Maximum compensation amounts are defined based on the limits imposed by Ankle 152 of the Brazilian Corporate law. Members of the Board of Directors and Audit Committee only receive benefits if they have previously been officers of the Company for those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development, commitment, and retention of management members, as stock-based payments are made in the long term. 71

ii – with respect to the past three years, state the proportion of each element to total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2020	28%	31%	39%	2%
	2019	22%	23%	53%	2%
	2018	24%	29%	45%	2%
Board of Officers	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
	2018	9%	0%	90%	1%
Fiscal Council	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
Audit Committee	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%

iii - Calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, is not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer's purpose of attracting outstanding professionals from different fields and distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

72

b) Annual variable compensation(1) (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. b) i. Distribution of annual variable compensation (2): (2) In accordance with Resolution No. 3921 of the National Monetary Council, a portion of the variable compensation must be deferred. 73

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Delivery of preferred shares The grant is made in the Of the total granted, one-third vests each year year immediately after over a period of three years after the award, the performance year to which it relates. ▼ (4)1 Performance year Grant year Year 1 Year 2 Year 3 1T1 Delivery years ITUB4 The share value considered at From the grant date up to These deferred portions may be reduced or grant and delivery of shares is vesting dates, an amount not paid due to a possible significant : calculated on the seventh business equivalent to dividends and reduction in our Recurring Net Income or day prior to each event, considering : interest on equity will be negative result in the applicable business the average closure price of our : payable through payroll over area in the deferral period (Malus), except preferred shares on B3 in the the shares being delivered, at when the reduction or negative result 30 days prior to calculation. : each vesting date, adjusted arises from extraordinary, unpredictable by the Interbank Deposit and external events to the Itau Unibanco Certificate rate (CDI). Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases. Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments are made in the long term. - number of members who are not compensated 74

There are no members who are not compensated. main performance indicators that are taken into consideration in determining each compensation element: Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itau Unibanco Holding’s results, and may be adjusted by the Compensation Committee. Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities of the year discussed together with the officer being evaluated. Performance metrics Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable. It is an evaluation process of behaviors and main deliveries, in addition to defining the career moment Rapporteurcarried out by an independent appraiser, pursuing complementary elements to the executive’s evaluation. Collegiate discussion to validate the manager’s evaluation and the proposed career moment in the Rapporteurship. This committee can also discuss development and succession recommendations. how the compensation is structured to reflect the evolution of performance indicators: A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. 75

e) how the compensation policy or practice is in line with the issuer’s short-, medium- and long-term interests The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure to above the levels that are considered prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment. Therefore, variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include:

i.i in relation to the Stock Option Plan:
a. being responsible for institutional decisions and overseeing their implementation and operation; and
b. approving grants of Simple Options.

i.ii. in relation to the Partners Program:
a. being responsible for the rules set out for adding and removing beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

- commissioning salary surveys conducted by specialized consultants;
- participating in surveys conducted by other banks; and
- participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Compensation Policy at least annually. The Compensation Committee assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2021 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	13.00	26.00	6.00	45.00
Number of compensated members	13.00	26.00	6.00	45.00
Annual fixed compensation, comprising:	**31,474,000**	**36,780,000**	**927,000**	**69,181,000**
Salary or management fees	17,828,000	35,330,000	756,000	53,914,000
Direct and indirect benefits	480,000	1,450,000	n/a	1,930,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	13,166,000	0	171,000	13,337,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	603,000	5,442,000	n/a	6,045,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	42,923,000	332,778,000	n/a	375,701,000
Total compensation	**75,000,000**	**375,000,000**	**927,000**	**450,927,000**

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It is proposed that the 2021 Annual General Stockholders' Meeting approve an aggregate compensation amount of R$450 million to members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. We would like to clarify that, according to the guidance of the CIRCULAR / CVM / SEP / No. 1/2021, the values shown in the table above do not include values corresponding to INSS, differently from what was reported in previous years, according to specific notes.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2020 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.50	19.80	6.00	37.30
Number of compensated members	11.50	19.80	6.00	37.30
Annual fixed compensation, comprising:	**30,319,953**	**33,343,942**	**876,000**	**64,539,895**
Salary or management fees	14,173,000	26,018,051	715,000	40,906,051
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,858
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,854,061	161,000	21,698,986
Annual variable compensation, comprising:	**3,284,508**	**44,638,313**	n/a	**47,922,821**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,284,508	44,638,313	n/a	47,922,821
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	581,843	5,825,294	n/a	6,407,137
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	16,004,738	147,485,182	n/a	163,489,920
Total compensation	**50,191,041**	**231,292,731**	**876,000**	**282,359,772**

The 2020 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation." For illustrative purposes, this item will take into consideration

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the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees)" refer to fixed fees in shares for the Board of Directors.

4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$4,364,438 and Board of Officers, R$11,661,818. For further information on the Partners Program, please see item 13.1.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2019 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	28,695,774	28,725,299	927,000	58,348,072
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,572
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Comissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	61,526,708	355,532,690	927,000	417,986,398

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

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3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees)" refer to fixed fees in shares for the Board of Directors, and INSS for the Board of Officers and Fiscal Council and (ii) the amounts provided in the "Stock-based compensation" field include the amounts corresponding to the INSS referring to such installments.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$5,236,316 and Board of Officers, R$16,930,128. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2018 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.25	20.83	6.00	38.08
Number of compensated members	11.25	20.83	6.00	38.08
Annual fixed compensation, comprising:	**31,268,000**	**27,271,000**	**927,000**	**59,466,000**
Salary or management fees	13,886,000	21,728,000	756,000	36,370,000
Direct and indirect benefits	513,000	1,261,000	n/a	1,774,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,869,000	4,282,000	171,000	21,322,000
Annual variable compensation, comprising:	**3,822,000**	**85,880,000**	**n/a**	**89,702,000**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,822,000	85,880,000	n/a	89,702,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Comissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	778,142	2,563,160	n/a	3,341,302
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,836,000	161,673,000	n/a	184,509,000
Total compensation	**58,704,142**	**277,387,160**	**927,000**	**337,018,302**

The 2018 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$370 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit-sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2018, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

8. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
9. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into

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consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

10. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees)" refer to fixed fees in shares and INSS for the Board of Directors.
11. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.
12. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
13. The average compensation amount per member was: Board of Directors, R$ 5,218,146 and Board of Officers, R$13,316,714. For further information on the Partners Program, please see item 13.1.
14. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2021 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fiscal Council	Total
a	body				
b	number of members (people)	13.00	26.00	6.00	45.00
c	number of compensated members (people)	13.00	26.00	6.00	45.00
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
	ii an maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
	iv amount effectively recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 25,754,000; d ii 42,923,000; d iii42,923,000; d iv n/a.

   Board of Officers: e i 199,667,000; e ii 332,778,000; e iii 332,778,000; e iv n/a.

   Fiscal Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2020 — Rs, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.50	19.80	6.00	37.30
c	number of compensated members (people)	11.50	19.80	6.00	37.30
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	1,971,000	26,784,000	-	28,755,000
	ii an maximum amount provided for in the compensation plan	4,599,000	62,495,000	-	67,094,000
	iii amount provided for in the compensation plan, should the targets established	3,285,000	44,639,000	-	47,924,000
	iv amount effectively recognized in income or loss	3,285,000	44,639,000	-	47,924,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv16,005,000.

   Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv147,485,000.

   Fiscal Council: n/a.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2019 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.75	21.00	6.00	38.75
c	number of compensated members (people)	11.75	21.00	6.00	38.75
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,696,000	64,055,000	-	66,751,000
	ii an maximum amount provided for in the compensation plan	6,291,000	149,462,000	-	155,753,000
	iii amount provided for in the compensation plan, should the targets established	4,493,000	106,758,000	-	111,251,000
	iv amount effectively recognized in income or loss	4,493,000	106,758,000	-	111,251,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

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As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 22,112,000; d ii36,852,000; d iii36,852,000; d iv27,733,000.

Board of Officers: e i 165,614,000; e ii276,023,000; e iii276,023,000; e iv218,051,000.

Fiscal Council: n/a.

The minimum and maximum amounts described above were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer's results, the results of the department in which the management member works, their performance, and it is also possible that the variable compensation is not paid in case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2018 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.25	20.83	6.00	38.08
c	number of compensated members (people)	11.25	20.83	6.00	38.08
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
	ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
	iii amount provided for in the compensation plan, should the targets established	3,822,000	85,880,000	-	89,702,000
	iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

   Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

   Fiscal Council: n/a.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the

83

cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.4. With respect to the stock-based compensation plan for the board of directors and statutory executive board in effect last year and determined for the current year, please describe a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. Annual variable compensation in shares: 84

Delivery of preferred shares The grant is made in the Of the total granted, one-third vests each year year immediately after over a period of three years after the award, the performance year to which it relates. ITUB4 Performance year Grant year Year 1 Year 2 Year 3 ,— - „ Delivery years ? ITUB4 The share value considered at From the grant date up to These deferred portions may be reduced or grant and delivery of shares is vesting dates, an amount not paid due to a possible significant : calculated on the seventh business ? equivalent to dividends and reduction in our Recurring Net Income or day prior to each event, considering interest on equity will be negative result in the applicable business the average closure price of our payable through payroll over area in the deferral period (Malus), except preferred shares on B3 in the ? the shares being delivered, at when the reduction or negative result 30 days prior to calculation. each vesting date, adjusted arises from extraordinary, unpredictable by the Interbank Deposit and external events to the Itau Unibanco Certificate rate (CDI). Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases. (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: Participants may be elected to the category of / Associate or Partner and both of them will be Partners eligible to receive shares as a return on the Associates investment made through the Program (Matching). Eight-year term of office. Four-year term of office, ) Eligible to successive Elegible to two reapointments reappointments, and (maximum t2-year term), and Possibility to Invest 50% to 100% Possibility to invest 35% to 70% of net variable compensation. of net variable compensation 85

Partners Program

Participants of the Partners Program are entitled to use part of the annual variable compensation to purchase preferred shares (ITUB4).



NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
50% 3 years
50% 5 years
Matching
Partners and Associates are eligible to receive shares as a return on the investment made through the Program (Matching).
ITUB4
70% ASSOCIATES
50% PARTNERS
30% ASSOCIATES
50% PARTNERS
AVAILABLE FOR SALE
AVAILABLE FOR SALE
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Delivery
Of the total granted, 50% vests in the 3rd year and 50% vests in the 5th year after the award.
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4
Shares received will remain unavailable for sale for five-and-eight year terms as from each investment in shares.

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).

The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate's development process in the medium- and long-terms.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein.

Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

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No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: http://www.itau.com.br/relacoes-com-investidores/> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “n” of item 13.4) . f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Partners Shares also for three- and five-year terms. 87

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the grace period has elapsed (please see sub item “j” below), upon payment of the strike price (please see sub item “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the grace period (please see sub item “n” below). i) Criteria for setting up the purchase or strike price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Partners Program: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon option grant and will be determined in the following manner: The option strike price is set up based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus set up will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, on an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised. 88

m) Criteria and events that, when verified, will cause the suspension, change or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon the approval of the Compensation Committee and the Board of Directors. Partners Program: Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval of the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock-Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares granted but not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position in the Itaú Unibanco Conglomerate. Additionally, subject to criteria established in internal charter, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered within the scope of the Compensation Policy, (2) shares or stock-based instruments delivered within the scope of the Partners Program and (3) the options granted within the scope of the Stock Option Plan (“Stock Option Plan”). For further details with respect to the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4. 89

13.5 No Spacing;Stock-based compensation - Determined for the 2021 fiscal year Body Board of Directors Board of Statutory Officers Number of members 13.00 26.00 Number of compensated members 13.00 26.00 option granting year 2021 2021 weighted average strike price of each of the following options: (1) (1) (1) (1) outstanding at the beginning of the year lost during the year - exercised during the year - - - - expired during the year - - - - Potential dilution in the case of exercise of all options granted 0.005% 0.015% 0.054% 0.065% Granting of stock options: grant date 05/03/2021 03/01/2022 03/01/2023 03/01/2024 number of options granted 495,040 1,499,221 5,249,616 6,373,781 50% at the 3rd year term for the options to become exercisable 2021 1/3 each year 1/3 each year 50% at the 5th year maximum term to exercise option n/a n/a n/a n/a term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction fair value of options on the grant date (1) (1) (1) (1) For illustrative purposes, we presentail the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also Included the shares delivered directly (which do not result from the exercise of the option to purchase shares). (1) Not applicable for shares. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. (1) Not applicable for shares Stock-based compensation - Determined for the 2020 fiscal year Body Board of Directors Board of Statutory Officers Number of members 11.50 19.80 Number of compensated members 11.50 19.80 option granting year 2020 2020 weighted average strike price of each of the following options: (1) (1) (1) (1) outstanding at the beginning of the year - ... lost during the year - - - - exercised during the year - - - - expired during the year - - - - Potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.039% Granting of stock options: grant date 05/04/2020 03/01/2021 03/01/2021 03/01/2021 number of options granted 356,270 456,343 1,790,139 2,743,903 50% at the 3rd year term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year maximum term to exercise option n/a n/a n/a n/a term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction fair value of options on the grant date (1) (1) (1) (1) For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). (1) Not applicable for shares. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. (1) Not applicable for shares. Stock-based compensation - Year ender December 31, 2019 a Body Board of Directors Board of Statutory Officers b Number of members 11.33 21.00 c Number of compensated members 11.33 21_00 option granting year 2019 2019 d With respect to each stock option grant; grant date 04/30/2019 03/01/2020 03/01/2020 03/012020 Number of options granted 362268 825763 3 300.922 3.288,484 Term for the options to become exercisable 2020 1/3 each year 50% at the 3th year 1/3 each year 50% at the 5th year Maximum term to exercise option n/a n/a n/a n/a V. term of restriction for the transfer of shares Without restriction Without restriction Al the 5th and 8th year Without restriction vi. weighted average strike price: (1) (1) (1) (1) outstanding at the beginning of the year lost during the year exercised during the year expired during the year - ... e fair value of options on the grant date f potential dilution in the case of exercise of all options granted 0.004% 0.008% 0 034% 0.034% 1 For illustrative purposes, we present all the informationrelated to all stock-based payment models inthe table above. Accordingly, although the item items make reference only io the options we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively The amounts are adjusted by the events occurred in the period (reverse split, bonus etc ). (1) Not applicable for shares. 90

13.5 Stock-based compensation - Year ender December 31, 2018

		Board of Directors		Board of Statutory Officers	
a	**Body**	**Board of Directors**		**Board of Statutory Officers**	
b	**Number of members**	11.25		20.83	
c	**Number of compensated members**	11.25		20.83	
	option granting year	2018		2018	
d	**With respect to each stock option grant:**				
	i. grant date	05/02/2018	03/01/2019	03/01/2019	03/01/2019
	ii. Number of options granted	297.929	511.662	1,845.077	1,998.269
	iii. Term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
	iv. Maximum term to exercise option	n/a	n/a	n/a	n/a
	v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
	vi. weighted average strike price:	(1)	(1)	(1)	(1)
	(a) outstanding at the beginning of the year	-	-	-	-
	(b) lost during the year	-	-	-	-
	(c) exercised during the year	-	-	-	-
	(d) expired during the year	-	-	-	-
e	**fair value of options on the grant date**	R$ 37.66	R$ 37.66	R$ 37.66	R$ 37.66
f	**potential dilution in the case of exercise of all options granted**	0.003%	0.005%	0.019%	0.020%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable for shares.

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2020	**Board of Directors**				**Board of Statutory Officers**		
Body	**Number of members**			11,50	**Number of members**		19,80
	Number of compensated members			11,50	**Number of compensated men**		19,80
option granting year	2012	Other base years			2012	Other base years	
Options not yet exercised							
i. Number		1.180.877	642.388	301.890		5.002.651	7.878.003
ii. Date on which the options will become exercisable		1/3 each year	50% at the 3th year 50% at the 5th	May, 2019		1/3 each year	50% at the 3th year 50% at the 5th
iii. Maximum term to exercise option		n/a	n/a	n/a		n/a	n/a
iv. Term of restriction to the transfer of shares		n/a	At the 5th and 8th year	n/a		n/a	At the 5th and 8th year
v. Weighted average strike price for the year		(1)	(1)	(1)		(1)	(1)
vi. Fair value of options in the last day of the fiscal year		(1)	(1)	(1)		(1)	(1)
Exercisable options	02/24/2012				04/27/2012		
i. Number	0				1.646.732		
ii. Date on which the options will become exercisable	12/31/2019				12/31/2019		
iii. Maximum term to exercise option	50% at the 2nd year				50% at the 2nd year		
iv. Term of restriction to the transfer of shares	-				-		
v. Weighted average strike price for the year	R$ 4,67				R$ 4,67		
vi. Fair value of options in the last day of the fiscal year	R$ 0				R$ 7.690.238		

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable to stock grants.

91

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised—Year ended December 31, 2020 a Body Board of Directors Board of Statutary Officers b Number of members 11.50 19.80 c Number of compensated members 11.50 19.80 d Options exercised i. Number of shares 0 0 ii. Weighted average strike price —iii. Difference between the strike price and the market value of shares relating to the options exercised —e Shares delivered i. Number of shares 1,459,386.00 2,411,090 ii. Weighted average strike price 21.77 21.77 iii. Difference between the strike price and the market value of shares relating to the options exercised -175,126 -22,977,688 Note: 1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 92

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised - Year ended December 31,2019 a Body Board of Directors Board of Statutary Officers b Number of members 11.75 21.00 c Number of compensated members 11.75 21.00 d Options exercised Number of shares 0 0 Weighted average strike price Difference between the strike price and the market value of shares relating to the options exercised e Shares delivered Number of shares 3,141,019.00 4,139,893 Weighted average strike price 21.75 21.75 Difference between the strike price and the market value of shares relating to the options exercised -29,986,006 -39,521,842 Note: 1. The number ofmembers of each body(item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 93

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised - Year ended December 31,2018 a Body Board of Directors Board of Statutary Officers b Number of members 1125 20.83 c Number of compensated members 11.25 20.83 d Options exercised Number of shares 4,678204 2,030,391 Weighted average strike price 30.35 30.35 Difference between the strike price and the market value of shares relating to the options exercised -17,442,509 -7,570,237 e Shares delivered Number of shares 2.177.048.00 2.699.479 Weighted average strike price 30.35 30.35 Difference between the strike price and the market value of shares relating to the options exercised -8,117,042.15 -10,064,907 Note: 1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.8. Provide a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for the share and option price, indicating, at least: a) pricing model Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices - upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point. Stock-based compensation: the fair value of the shares for the variable stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date. 94

• Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate • Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: • Price of the underlying asset: the price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; • Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; • Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; • Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; • Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; • Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and • Option grace period: the grace period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. • Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. • Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. 95

c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the grant date. As a rule, the grace period determined by the Committee is of five (5) years. .After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. Partners Program: not applicable. d) Method to determine expected volatility Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation. Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. 96

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body at the end of last year Base-date: 12/31/2020 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,573,502,898 26,588,152 4,600,091,050—2,530,608 2,530,608 12,516 21,270,748 21,283,264 100,635 1,893,697 1,994,332—602,704 602,704 Companhia E.Johnston de Participações 5,520 11,040 16,560 — — — — — —Parent Companhia ESA 1,810,314,824—1,810,314,824 — — — — — —Companies Itaúsa—Investimentos Itaú S.A. 1,828,486,356 1,001,434,140 2,829,920,496 322 824,693 825,015 437 2,926,308 2,926,745—60,000 60,000—3,751 3,751 IUPAR—Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 — — — — — —Alpargatas 100,495,700 32,728,205 133,223,905 — — — 863 — — -Under common control Duratex S.A. 23,906,085—23,906,085 — — — 3,692—3,692 —— Note: The shares are held directly. (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. 97

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following a body Board of Directors* Board of Statutory Officers b number of members 4 1 5 7 10 c number of compensated members 4 1 5 7 10 d plan name ITAUBANCO CD FUTURO INTELIGENTE ITAUBANCO CD FUTURO INTELIGENTE Flexprev PGBL e e number of management members that are eligible for retirement 3 1 1 1 3 f conditions for early retirement 50 years of age 50 years of age 50 years of age 50 years of age 50 years of age updated value of contributions accumulated in the pension plan until g the end of the last fiscal year, discounting the portion related to R$ 47,429,793 R$ 5,367,249 R$ 13,334,633 R$ 23,617,931 R$ 3,029,061 contributions madediretamente pelos administradores h total accumulated amount of contributions made in the previous year, less the R$ 581,843 R$ 0 R$ 577,514 R$ 2,218,719 R$ 3,029,061 portion related to contributions made directly by management members i whether there is the possibility of early redemption and, if so, what No No No No No 13.11. In a table, please indicate, for the past three years, with respect to the Boardof Directors, Board of Statutory Officers, and Fiscal Council: Year ended December 31, 2020 Board of Fiscal a body Executive Board Director Council b number of members 11.50 19.80 6.00 c number of members who receive compensation 11.50 19.80 6.00 d Amount of the highest individual compensation 9,710,000 34,737,000 220,500 e Amount of the lowest individual compensation 2,643,000 2,588,000 88,200 Average amount of individual compensation (total f compensation divided by the number of compensated 4,364,438 11,681,451 145,950 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31, 2019 Board of Fiscal a body Executive Board Director Council b number of members 11.75 21.00 6.00 c number of members who receive compensation 11.75 21.00 6.00 d Amount of the highest individual compensation 14,560,000 52,060,000 220,500 e Amount of the lowest individual compensation 2,643,000 2,953,000 88,200 Average amount of individual compensation (total f compensation divided by the number of compensated 5,236,316 16,930,128 154,350 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31, 2018 Board of Fiscal a body Executive Board Director Council b number of members 11.25 20.83 6.00 c number of members who receive compensation 11.25 20.83 6.00 d Amount of the highest individual compensation 12,941,000 46,880,000 220,500 e Amount of the lowest individual compensation 2,652,000 2,604,000 88,200 Average amount of individual compensation (total f compensation divided by the number of compensated 5,218,146 13,316,714 154,500 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 98

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter. 2020 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 60% 0% 0% 2019 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 69% 0% 0% 2018 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 63% 0% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. 99

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons. 2020—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect pa — —Issuer’s subsidiaries—210,686,942—210,686,942 2019—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect pa — —Issuer’s subsidiaries—335,284,347—335,284,347 Companies under com — — 2018—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect pa — —Issuer’s subsidiaries—262,054,838—262,054,838 Companies under com — — 13.16. Supply other information that the issuer may deem relevant As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance to the CIRCULAR / CVM / SEP / No. 1/2021. The annual compensation attributed to the executives for the previous fiscal years (2020, 2019, 2018 and 2017), considers the social charges (INSS), as previously disclosed to the market. 100

ATTACHMENT V REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION No. 481/09 In accordance with Article 11, item II of CVM Instruction Nº. 481/09, this report details the origination and justification, and analyzes the legal and economic effects, of the proposal to adjust items 9.1, 9.2 and 9.3, Article 10 and items 10.1 and 10.3, as approved by the Board of Directors and subject to the resolution of the Company’s Annual and Extraordinary General Stockholders’ Meeting called for April 27, 2021. (I) COMPOSITION OF THE BOARD OF EXECUTIVE OFFICERS The structure of the Board of Executive Officers will be streamlined by removing the positions of Senior Vice President, Managing Vice President and Executive Officer, leaving only the positions of Chief Executive Officer and Officer. The Board of Directors will be responsible for defining the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body. This change will not cause any legal or economic effect on the Company, since it is only associated with the structure of its institutional organization and executive governance. (II) NEW WAY FOR THE COMPANY’S REPRESENTATION As a result of the streamlined structure of the Board of Executive Officers, Article 10 must be adjusted to reflect and define the new rule for the Company’s representation, which will also become simpler. As a rule, two officers may jointly represent the Company, and it is certain that when the amount involved in a transaction exceeds R$500 million, at least one of the Officers will be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The change in the way for the Company’s representation will not result in economic effects to the Company and its stockholders, but only legal effects, since the individuals with powers to jointly settle disputes on behalf of the Company may change. (III) CONSOLIDATED BYLAWS HIGHLIGHTING THE AMENDMENT PROPOSED ABOVE (according to Article 11, I, of CVM Instruction No. 481/09): Current Wording Proposed Wording Article1 – NAME, TERM AND HEAD OFFICE–The Unchanged. publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article2 – PURPOSE– The company has as its purpose Unchanged. banking activity in all its authorized forms including foreign exchange transactions. Article3 – CAPITAL AND SHARES–The subscribed Unchanged. and paid-in capital is R$90,729,000,000.00 (ninety billion, seven hundred twenty-nine million Brazilian reais), represented by 9.804.135.348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billions, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine) preferred shares, the latter having no voting rights but with the following advantages: * The wording of article 3, caput, and items 7.1 and 7.1.4, as approved by the Extraordinary General Meeting of 01.31.2021, is pending approval by the competent regulatory authorities 101

I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital– The company is authorized to Unchanged. increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76). 3.2. Purchase of Shares Option– Within the limits of Unchanged. the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies. 3.3. Book Entry Shares– Without any changes in the Unchanged. rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, in accordance with Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders. 3.4. Share Buybacks– The company can acquire its Unchanged. own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Unchanged. Shares– The preferred shares will acquire voting rights in accordance with the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article4 – GENERAL MEETING– The General Meeting Unchanged. shall meet annually within the 4 (four) months following the end of the fiscal year, in accordance with legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. – The work of any General Meeting shall be chaired Unchanged. by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. – Each common share is entitled to one vote in the Unchanged. resolutions of the General Meetings. 102

4.3. – The following is the exclusive prerogative of the Unchanged. General Meeting: a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts; c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the provision of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article5 – MANAGEMENT – The company will be Unchanged. managed by a Board of Directors and by a Board of Officers. In accordance with the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture–The Directors and Officers will be Unchanged. invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, in accordance with the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation– Management shall Unchanged. receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members– In addition to civil liability insurance, the company may enter into an Unchanged. indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the 103 company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article6 – BOARDOF DIRECTORS– The Board of Unchanged. Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Unchanged. Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) Unchanged. and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives Unchanged. and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in Unchanged. office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in Unchanged. office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members. 6.5. The unified term of office of a member of the Board Unchanged. of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of Unchanged. member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Unchanged. Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members. 104

6.7.1. Any Board of Directors member may participate in Unchanged. the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors: Unchanged. I. to establish the general guidelines of the company; II. to elect and remove from office the company’s Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet; X. to make decisions on payment of interest on capital; XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either cancellation or sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as 105 well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company; XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1. ; and XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article7 – AUDIT COMMITTEE– The supervision (i) of Unchanged. the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) Unchanged. to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member Unchanged. of the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of Unchanged. office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3. Members of the Audit Committee shall have a Unchanged. maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment. 7.1.4. Up to one-third (1/3) of the Audit Committee Unchanged. members may be reelected for a single (1) consecutive 106 term of office, without adhering to the intervening period provided for in item 7.1.3. 7.1.5. The Audit Committee members shall remain in Unchanged. their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening Unchanged. of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount Unchanged. for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive Unchanged. any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee Unchanged. shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. providing the main data, shall be published together with the financial statements. Article8 – COMPENSATION COMMITTEE – The Unchanged. execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of Unchanged. 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President. 8.1.1. The Compensation Committee shall be made up Unchanged. of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Unchanged. Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which 107 elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee Unchanged. may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: Unchanged. I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company’s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Unchanged. Compensation Committee in addition to those in accordance with these Bylaws. 8.4. The Board of Directors shall set an amount for Unchanged. allocation to the compensation of members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Unchanged. Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article9 – BOARD OF OFFICERS–The management Unchanged. and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 9.1. The Board of Officers shall comprise 5 (five) to 30 108

(thirty) members, to include the positions of Chief Executive Officer, Senior Vice President ("Diretor Geral"), Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions.	(thirty) members, to include the positions of Chief Executive Officer, and Officer.
	9.2. The Board of Directors will define the Officers who, In addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body;
9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Senior Vice President ("Diretor Geral") or by the Vice President appointed by him/her.	9.3. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them.
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers shall exercise their terms of office of 1 (one) year, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged.
Article10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS– Two Officers, one of them mandatorily the Chief Executive Officer, Senior Vice President ("Diretor Geral"), Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights and be able to without restriction as to the provision in sub-paragraph XVII of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.	Article10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two Officers together to:i) assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act, and it is certain that when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee.The Company shall be represented by two Officers together to decide on opening, closing or reorganizing branch offices.
10.1. In case of the head provision, except for the provision in item "(iv)", the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.	10.1. In case of the head provision, except for the provision in item "(iii)", the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an "ad judicia" clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.	Unchanged.
10.1.2. The Board of Directors may anticipate or institute exceptions in addition to those prescribed in sub-item 10.1.1.	Unchanged.

109

10.1.3. With the exception of those of a judicial nature, Unchanged. proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to Unchanged. convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Senior Vice Presidents (“Diretores Gerais”), 10.3. The Officers are responsible for the activities Vice Presidents, Executive Officers and Officers are attributed to them by the Board of Directors. responsible for the activities attributed to them by the Board of Directors. Article11 – FISCAL COUNCIL–The company will have Unchanged. a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article12 –FISCAL YEAR–The fiscal year will end on Unchanged. December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article13 – ALLOCATION OF NET INCOME – Unchanged. Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: 13.1. Before any other distribution, 5% (five percent) will Unchanged. be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock; 13.2. The value to be allocated to dividend payments to Unchanged. the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares; 13.3. The remaining balance will be allocated in Unchanged. accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article14 –MANDATORY DIVIDEND – The Unchanged. stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” 110 of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may Unchanged. have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on Unchanged. capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article15 – STATUTORY RESERVE–According to the Unchanged. proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: Unchanged. a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1) . 15.2. The balance of this reserve, added to the Legal Unchanged. Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different Unchanged. subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article16 – BENEFICIAL OWNERS– The company is Unchanged. prohibited from issuing participation certificates of the Beneficial Owner type. Article17 – LISTING SEGMENT– With the admission of Unchanged. the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). * The wording of article 3, caput, and items 7.1 and 7.1.4, as approved by the Extraordinary General Stockholders’ Meeting of January 31, 2021, is pending approval by the competent regulatory authorities. 111

ATTACHMENT VI – A PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held online on April 27, 2021, at 11:00 a.m. and 11:10 a.m., respectively, casting their vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions. This proxy is effective for [•] days counted as from this date. [City],             2021.             [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Annual General Stockholders’ Meeting – 11:00 a.m. 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020: APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of net income for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN 112

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2022 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Candido Botelho Bracher APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio Rodrigues (Independent member) APPROVE REJECT ABSTAIN João Moreira Salles APPROVE REJECT ABSTAIN Marco Ambrogio Crespi Bonomi (Independent member) APPROVE REJECT ABSTAIN Maria Helena dos Santos Fernandes de Santana (Independent member) APPROVE REJECT ABSTAIN 113

Pedro Luiz Bodin de Moraes (Independent member)— APPROVE REJECT ABSTAIN Pedro Moreira Salles APPROVE REJECT ABSTAIN Ricardo Villela Marino APPROVE REJECT ABSTAIN Roberto Egydio Setubal APPROVE REJECT ABSTAIN 5 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2022 take office: Members nominated by the majority stockholder: Alkimar Ribeiro Moura (effective member) and João Costa (alternate member) APPROVE REJECT ABSTAIN José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member) APPROVE REJECT ABSTAIN 6 – Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$450,000,000.00: APPROVE REJECT ABSTAIN 114

7 – Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council: APPROVE REJECT ABSTAIN Extraordinary General Stockholders’ Meeting – 11:10 a.m.: 1 – Amend the Bylaws to: (i) Streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer: APPROVE REJECT ABSTAIN (ii) Provide for the setting up of an Executive Committee, the Company’s highest executive body, to be defined by the Board of Directors: APPROVE REJECT ABSTAIN (iii) Change the way of the Company’s representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee: APPROVE REJECT ABSTAIN 2—Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned item “1” and resulting adjustments to wording: APPROVE REJECT ABSTAIN 115

ATTACHMENT VI – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Company’s Annual General Stockholders’ Meeting to be held online on April 27, 2021, at 11:00 a.m., casting their vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions. This proxy is effective for [•] days counted as from this date. [City],             2021.             [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2022 take office: Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Artemio Bertholini (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN 116

ATTACHMENT VI – C PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): • Carla Del Monaco Miele, married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582 -4, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818 -74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 27, 2021, at 11:00 a.m. and 11:10 a.m., respectively, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. • Nathalie Kfouri, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652 -5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788 -42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 27, 2021, at 11:00 a.m. and 11:10 a.m., respectively, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. • Marcelo Casellato Faria, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 18.933.503 -8, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 089.523.818 -74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 27, 2021, at 11:00 a.m. and 11:10 a.m., respectively, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor This proxy shall be valid for the Company’s Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting of April 27, 2021. São Paulo,            2021.             [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020: 117

APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of net income for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN 4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2022 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Candido Botelho Bracher APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio Rodrigues (Independent member) APPROVE REJECT ABSTAIN João Moreira Salles APPROVE REJECT ABSTAIN Marco Ambrogio Crespi Bonomi (Independent member) APPROVE REJECT ABSTAIN 118

Maria Helena dos Santos Fernandes de Santana (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2022 take office:

Members nominated by the majority stockholder:

Alkimar Ribeiro Moura (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$450,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 – Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN

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At the Extraordinary Stockholders’ Meeting: 1 – Amend the Bylaws to: (i) Streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer: APPROVE REJECT ABSTAIN (ii) Provide for the setting up of an Executive Committee, the Company’s highest executive body, to be defined by the Board of Directors: APPROVE REJECT ABSTAIN (iii) Change the way of the Company’s representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee: APPROVE REJECT ABSTAIN 2—Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned item 1 and resulting adjustments to wording: APPROVE REJECT ABSTAIN 120

ATTACHMENT VI – D PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY FOR THE ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): • Carla Del Monaco Miele, married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582 -4, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818 -74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company’s Annual General Stockholders’ Meeting to be held on April 27, 2021, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. • Nathalie Kfouri, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652 -5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788 -42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company’s Annual General Stockholders’ Meeting to be held on April 27, 2021, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. • Marcelo Casellato Faria, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 18.933.503 -8, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 089.523.818 -74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Company’s Annual General Stockholders’ Meeting to be held on April 27, 2021, to vote ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo,            2021.             [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION – Annual General Stockholders’ Meeting Tick the option you want: 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2022 take office: Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Artemio Bertholini (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN 121

ATTACHMENT VI – E INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Call Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Proxies were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s attending the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requester will seek 122 reimbursement of costs from the company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to make the work at General Stockholders’ Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 23, 2021, 12 noon, to the email: drinvest@itau-unibanco.com.br or, if they so prefer, by mail or courier to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar—Parque Jabaquara, São Paulo (SP)—CEP 04344-902 b) in the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting: • by remote voting form sent directly to the Company; or • by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below by April 20, 2021 to email drinvest@itau-unibanco.com.br: (i) the voting form duly filled, initialized and signed (consularization and a sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. 123

Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. +55 11 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 am to 6:00 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by April 20, 2021, unless otherwise indicated by the latter. 124